As confidentially submitted to the Securities and Exchange Commission on September 20, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BLACKBOXSTOCKS INC.

(Exact name of registrant as specified in its charter)

Nevada	7371	45-3598066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	5430 LBJ Freeway, Suite 1485 Dallas, Texas 75240 (972) 726-9203
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gust Kepler

President and Chief Executive Officer

5430 LBJ Freeway, Suite 1485

Dallas, Texas 75240

(972) 726-9203

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jeffrey M. McPhaul, Esq. Winstead PC 2728 N. Harwood Street, Suite 500 Dallas, Texas 75201 (214) 745-5400	David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway New York, New York 10019 (212) 660-3060

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $.001(4)	$20,000,000	$2,182

(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

(2)Includes offering of any additional shares of stock that the underwriters have the option to purchase.

(3)The fee is calculated by multiplying the aggregate offering amount by 0.00010910, pursuant to Section 6(b) of the Securities Act based on an estimate of the proposed maximum aggregate offering price.

(4) Pursuant to Rule 416 under the Securities Act, the shares of Common Stock registered hereby also include an indeterminate number of additional shares of Common Stock as may from time to time become issuable by reason of stock splits, distributions, recapitalizations or other similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 20, 2021

PRELIMINARY PROSPECTUS

           shares

of Common Stock

We are offering an aggregate of _____ shares of our common stock, $0.001 par value per share, of Blackboxstocks, Inc., a Nevada corporation, at a public offering price of $_____ per share in a firm commitment underwritten public offering.

Our common stock is quoted on the OTC Pink tier of the OTC Markets Group, Inc. (the “OTC Pink”) under the symbol “BLBX.” As of _____, 2021 the last sale price of our common stock as reported on OTC Pink was $_____ per share. There is a limited public trading market for our common stock.  We have applied to list our common stock on the Nasdaq Capital Market under the symbol “BLBX” simultaneously with the closing of this offering. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on the Nasdaq Capital Market. We cannot guarantee that we will be successful in listing our common stock on the Nasdaq Capital Market and we will not complete this offering unless we are so listed.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Immediately after this offering, Gust Kepler, who serves as a director, President and Chief Executive Officer of the Company, will own shares of common stock and preferred stock representing approximately _____% of the voting power of our stockholders. As a result, we expect to remain a “controlled company” within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC (“Nasdaq”) and we will be eligible to utilize certain exemptions from the corporate governance requirements.

	Per Share	Total(1)
Public offering price	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us	$	$

(1) The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option (if any) we have granted to the underwriters as described below and (ii) the warrants being issued to the representative of the underwriters in connection with this offering as described below.

(2)The representative, on behalf of the several underwriters will receive compensation in addition to the underwriting discounts and commissions, including (i) a non-accountable expense allowance equal to 1% of the gross proceeds raised in this offering and (ii) the warrants we have agreed to issue to the representative of the underwriters to purchase up to _____ shares of our Common Stock. See “Underwriting” beginning on page 62.

The Company has granted the representative, on behalf of the several underwriters, an over-allotment option for a period of 45 days to purchase up to an additional _____ shares of common stock (such additional shares of common stock not to exceed, in the aggregate, 15% of the shares of common stock offered hereby), less the underwriting discounts payable by us, solely to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock against payment to the investors in this offering on or about _____, 2021.

The date of this prospectus is           , 2021

Neither we, nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This is an offer to sell only in jurisdictions where it is lawful to do so. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

THE PUBLIC OFFERING

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

SUMMARY HISTORICAL FINANCIAL DATA

RISK FACTORS

USE OF PROCEEDS

DIVIDEND POLICY

CAPITALIZATION

DILUTION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

MANAGEMENT

EXECUTIVE AND DIRECTOR COMPENSATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

DESCRIPTION OF CAPITAL STOCK

UNDERWRITING

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

INDEX TO FINANCIAL STATEMENTS

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Information regarding forward-looking statements.”

In this prospectus, unless the context otherwise requires, the terms “we,” “us,” “our,” “Blackboxstocks,” or the “Company” refers to Blackboxstocks Inc., a Nevada corporation.

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners. Solely for convenience, we refer to trademarks, service marks and trade names in this prospectus without the ® or the ™ symbols, but such references are not intended to indicate that we or their respective owners will not fully assert trademark rights under applicable law.

Overview

In addition to the historical information contained herein, the discussion in this prospectus contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the section captioned “Risk Factors” on page 10 of this prospectus as well as those cautionary statements and other factors set forth elsewhere herein.

Our corporate information

Our principal office is located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 and our telephone number is (972) 726-9203. Our common stock is quoted on the OTC Pink under the symbol “BLBX.” Our corporate website is located at http://www.blackboxstocks.com.

Nasdaq Listing Application and Proposed Symbol

We have filed an application to have our common stock listed on the Nasdaq Capital Market under the symbol “BLBX.” No assurance can be given that our application will be approved. If our application is not approved or we otherwise determine that we will not be able to secure the listing of our common stock on the Nasdaq Capital Market, we will not complete the offering.

Our Business

We are a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Our web-based software (the “Blackbox System”) employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. We continuously scan the New York Stock Exchange (“NYSE”), NASDAQ, Chicago Board Options Exchange (the “CBOE”), and other options markets, analyzing over 8,000 stocks and over 1,000,000 options contracts multiple times per second. We provide our users with a fully interactive social media platform that is integrated into our dashboard, enabling our users to exchange information and ideas quickly and efficiently through a common network. We recently introduced a live screenshare feature that allows our members to broadcast on their own channels to share trading strategies and market insight within the Blackbox community. We employ a subscription based Software as a Service (“SaaS”) business model and maintain a growing base of users that currently spans 42 countries. We intend to develop and market additional products that utilize our technology including but not limited to products targeting traditional retail investors, professionals as well as additional exchanges and markets.

Marketing of the Blackbox System

We launched our Blackbox System web application for domestic use and made it available to subscribers in September 2016. Use of the Blackbox System is sold on a monthly or annual subscription basis to individual consumers through our website at http://www.blackboxstocks.com. We primarily use a combination of digital marketing campaigns and customer referral compensation plans in our advertising program.

Our Competition

We operate in a highly competitive environment. The principal resources necessary for the development of investment software tools and services and knowledgeable personnel to conduct all phases of development and marketing operations are limited. We must compete for such resources with startups, major financial services companies and midsize competitors. Many of these competitors have financial and other resources substantially greater than ours.

We consider our platform unique and do not consider any trading tools or trading analytics software direct competitors of our Company. There are many trading tools on the current market often referred to as “scanners”, that provide features, functions and analytics similar to those of the Blackbox System. There are also many social media platforms that cater to stock traders that serve as real-time informational sources. However, we believe that our Blackbox System is the only platform that has successfully merged a comprehensive analytics system or “scanner” and a social media platform within the same “dashboard” allowing users to view the same real-time data in parallel. Our Blackbox System creates a unique community for traders that can all share the same information and analyze this information on an identical basis in real-time. We also consider our system unique because our predictive algorithms automatically populate alerts for active stocks with high probability of short-term gains. In spite of these factors that differentiate us, we believe the following companies that could be considered competitors due to some like features and retail price point: Trade Ideas, Flow Algo and Trade Alert. Companies with social media platforms dedicated to financial markets include Stock Twits and Wall Street Bets. In addition, there are also numerous companies offering educational services for trading. We believe our system offers users a unique combination of trading analytics combined with education and a social media component.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

Recent Developments

2021 Stock Incentive Plan

On August 4, 2021, our Board of Directors and our stockholders approved the adoption of the 2021 Stock Incentive Plan (the “2021 Plan”) which became effective August 31, 2021. We have reserved 750,000 of our outstanding shares of our common stock for issuance under the 2021 Plan. The 2021 Plan allows the Company, under the direction of the Board of Directors or a committee thereof, to make grants of stock options, restricted and unrestricted stock and other stock-based awards to employees, including our executive officers, consultants and directors. This description is qualified in its entirety by reference to the actual terms of the 2021 Plan, a copy of which is attached as Appendix A to the Company’s preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on August 11, 2021.

On August 31, 2021, our Board of Directors granted stock options for the purchase of an aggregate of 583,500 shares of common stock to certain employees and consultants and on September 11, 2021 granted options on an additional 15,000 shares to our independent directors

New Directors

On September 11, 2021, our Board of Directors appointed Robert Winspear, Andrew Malloy, Ray Balestri and Dalya Sulaiman to serve on our Board of Directors, effective immediately. Mr. Malloy, Mr. Balestri and Ms. Sulaiman were also appointed to serve on our Audit, Compensation, and Nominating and Governance Committees. There are no arrangements or understandings between any of the director appointees and any other person pursuant to which they were appointed as our directors. There are no transactions to which we are a party and in which any of the director appointees have a material interest that are required to be disclosed under Item 404(a) of Regulation S-K. None of the director appointees have previously held any position at the Company. Furthermore, no individual director appointee has family relations with any of our other directors or executive officers. See “Management.”

Governance

On September 11, 2021, our Board of Directors established Audit, Compensation, and Nominating and Governance Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. See “Management.”

We have also adopted a formal Code of Ethics and Business Conduct applicable to all Board members, officers and employees.

THE PUBLIC OFFERING

Common stock offered by the Company	_____ shares (up to _____ shares if Alexander Capital L.P., as the representative of the underwriters (the “Representative”) exercises the over-allotment option in full).

Common stock to be outstanding after this offering	_____ shares.

Over-allotment option to purchase additional shares

We have granted the underwriters a 45-day option to purchase up to _____ additional shares of our common stock (15% of the shares of common stock sold in this offering) solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions.

Use of proceeds

We estimate that our net proceeds from the sale of _____ shares of our common stock in this offering will be approximately $_____ million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise of the underwriters’ over-allotment option or the warrants offered to the Representative of its designees, in connection with this offering).

We intend to use our net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercises the over-allotment option to purchase additional shares of our common stock), together with our existing cash, to further develop our Blackbox System platform, expand our product offerings, fund marketing efforts to grow our subscriber base, as well as for general and administration expenses and other general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq symbol

Our common stock currently trades on the OTC Pink under the symbol “BLBX.” In conjunction with this offering, we have applied to list our common stock on the Nasdaq Capital Market under the symbol “BLBX.” We anticipate being able to list on Nasdaq upon the completion of this offering; however, we can provide no assurances that we will be approved for such a listing. The listing of our common stock on the Nasdaq Capital Market is a condition to consummating the offering.

Risk Factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Lock-up

We and each of our officers and directors and holders of 5% or more of our outstanding shares of common stock have agreed, subject to certain exceptions, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, for a period of one-hundred eighty (180) days after the date of this prospectus, without the prior written consent of Alexander Capital, L.P. See “Underwriting” for additional information.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	10,320,879 shares of common stock issued and outstanding on September 15, 2021.
●	No exercise by the underwriters of their over-allotment option to purchase additional shares from us.
●	No exercise of outstanding warrants to purchase 611,683 shares of our common stock at an average exercise price of $1.39.
●	No exercise of the underwriter’s warrant to purchase _____ shares of common stock at an exercise price of $_____
●	No conversion of the 3,269,998 outstanding shares of Series A Convertible Preferred Stock.
●	No additional awards have been issued and no exercise of stock options for the purchase of an aggregate of 598,500 shares of common stock awarded under the Company’s 2021 Stock Incentive Plan.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, which involve risks and uncertainties. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “project,” “anticipate,” “expect,” “seek,” “predict,” “continue,” “possible,” “intend,” “may,” “might,” “will,” “could,” “would” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our service offerings, research and development, commercialization objectives, prospects, strategies, the industry in which we operate and potential collaborations. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. All forward-looking statements are based upon information available to us on the date of this prospectus.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, business and prospects may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, business and prospects are consistent with the forward-looking statements contained in this prospectus, those results may not be indicative of results in subsequent periods.

The factors set forth below under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables summarize our financial data for the periods ended on and as of the dates indicated. The statements of income data for each of the years ended December 31, 2019 and 2020 and the balance sheets data as of December 31, 2019 and 2020 are derived from our audited financial statements that are included elsewhere in this prospectus. We have derived the unaudited financial data for the six months ended June 30, 2021 and 2020 and as of June 30, 2021 from our unaudited financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in future periods.

Statements of Operations Data:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019
Revenue	$2,953,274	$1,224,099	$3,367,563	$1,062,573
Cost of revenues	805,352	412,510	1,201,320	695,076
Gross margin	2,147,922	811,589	2,166,243	367,497
Operating expenses:
Software development costs	333,693	92,245	94,221	51,149
Selling, general and administrative	1,222,414	665,436	1,766,130	1,041,769
Advertising and marketing	554,500	231,076	705,706	261,470
Depreciation and amortization	9,705	6,828	12,884	18,142
Total operating expenses	2,120,312	995,585	2,578,941	1,372,530
Operating income (loss)	27,610	(183,996)	(412,698)	(1,005,033)
Interest expense	74,295	94,760	174,083	65,090
Convertible note financing	-	500,469	500,469	1,240,347
Gain on derivative liability	-	(1,155,485)	(1,155,718)	83,766
Default expense	-	-	24,750	57,750
Amortization of debt discount	184,096	114,853	398,629	531,452
Income (loss) before income taxes	(230,781)	236,657	(354,911)	(2,983,438)
Net income (loss)	$(230,781)	$236,657	$(354,911)	$(2,983,438)
Weighted average number of common shares outstanding - Basic	8,547,758	7,950,539	8,074,164	7,749,695
Fully diluted	8,547,758	12,995,455	8,074,164	7,749,695
Net income (loss) per share - Basic	$(0.03)	$0.03	$(0.04)	$(0.38)
Fully diluted	$(0.03)	$0.02	$(0.04)	$(0.38)

Balance Sheet Data:

	As of June 30,	As of December 31,
	2021	2020	2019
Cash and cash equivalents	$626,490	$972,825	$21,172
Working capital deficit	$932,752	$990,738	$3,525,306
Total assets	$1,249,245	$1,157,849	$280,639
Total liabilities	$2,898,324	$2,915,603	$3,618,938
Accumulated deficit	$(7,415,599)	$(7,184,818)	$(6,829,907)
Total stockholders’ deficit	$(1,649,079)	$(1,757,754)	$(3,338,299)

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects would likely be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The price for our common stock in the offering will be determined through negotiations between the Representative and us and may vary from the market price of our common stock immediately prior to or following our offering. If you purchase shares of our common stock in our public offering, you may not be able to resell those shares at or above the public offering price. We cannot assure you that the public offering price of our common stock, or the market price following our public offering, will equal or exceed the trading price of our stock prior to our public offering. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including those risks set forth in this prospectus.

Substantial blocks of our total outstanding shares may be sold into the market when “lock-up” or “market standoff” periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, employees, and significant stockholders, or when there is a large number of shares of our common stock available for sale. After the issuance of _____ shares of common stock in this offering, without giving effect to any exercise of the over-allotment option provided to the underwriters or the exercise of any of the underwriters’ warrants, we will have _____ shares of our common stock outstanding, with approximately _____ of those shares subject to lock up agreements preventing their sale into the market for a period of 180 days. Once those shares are no longer subject to those restrictions, those shares of common stock may be sold freely in the public market upon issuance. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

While we intend to apply a significant amount of the net proceeds we receive from the offering to develop, promote, and market our Blackbox System platform, we cannot specify precisely how much of the offering proceeds will be used for those purposes and how much will be used for other purposes, including general corporate purposes and operating expenses. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

If you purchase shares of our common stock in our public offering, you will experience substantial and immediate dilution.

Net tangible book value as of June 30, 2021, was $(1,649,079), or $(0.19) per share based on 8,590,877 of shares our common stock outstanding. After giving effect to our sale of newly issued shares of common stock in this offering, at a public offering price of $_____ per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021, would have been $_____, or $_____ per share (assuming no exercise of the underwriters’ option to purchase additional shares of our newly issued common stock). This represents an immediate and substantial dilution of $_____ per share to new investors purchasing common stock in this offering. You will experience additional dilution if we issue awards of common stock to our employees under our 2021 Plan, or if we otherwise issue additional shares of our common stock. For more information, see “Dilution.”

We may not be able to satisfy listing requirements of Nasdaq or maintain a listing of our common stock on Nasdaq.

Upon our common stock becoming listed on Nasdaq, we will be required to meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our common stock may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock would significantly impair our ability to raise capital and the value of your investment.

If our shares of securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our common stock is less than $5.00, our common stock could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Our common stock may experience volatility in trading or loss in value as a result of the effects of the coronavirus on the US and global economies.

Uncertainties surrounding the effects of the coronavirus on the US and global economies has resulted in an increase in volatility and violent drops in the value of publicly traded securities. While the price of our common stock has not experienced such volatility or loss in value, we can offer no assurances that the long-term effects on the overall US economy will not negatively affect us in the future.

Fluctuations in our quarterly revenues may cause the price of our common stock to decline.

Our operating results have varied significantly from quarter to quarter in the past, and we expect our operating results to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Therefore, if revenues are below our expectations, this shortfall is likely to adversely and disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. Any of these factors could cause our operating results to be below the expectations of securities analysts and investors, which likely would negatively affect the price of our common stock.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and may elect to rely on, exemptions from certain corporate governance requirements that provide protection to the stockholders of companies that are subject to such corporate governance requirements.

Upon completion of this offering, Gust C. Kepler, who serves as a director, President and Chief Executive Officer of the Company, will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors. As a result, we are and will continue to be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain of Nasdaq’s corporate governance requirements.

As a controlled company, we may rely on certain exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements. As a consequence, in the event that we elect to rely on certain exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Capital Market.

We do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income. Our board of directors has complete discretion as to whether to declare dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Risks Related to Our Business

If we fail to effectively manage our growth, we may be unable to execute our business plan, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition, and results of operations could be harmed.

Since commencement of our increase advertisement spend in February 2020, we have experienced rapid growth and we continue to rapidly and significantly expand our operations. While we have experienced significant revenue growth in prior periods, it is not necessarily indicative of our future revenue growth. Nevertheless, this expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our operating results.

In the event of continued growth of our operations, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative platform and system enhancements. This could negatively affect our business performance.

We expect to invest heavily in growing our business, which may cause our sales and marketing, research and development, and other margins to decline.

Our historical rate of growth may not be sustainable or indicative of our future rate of growth. We believe that our continued growth in revenue, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks, and difficulties described elsewhere in this “Risk Factors” section and the extent to which our various service offerings grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our customer base may not continue to grow or may decline due to a variety of possible risks, including increased competition, changes in the regulatory landscape, and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or margin improvement could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

If we do not continue to attract new subscriber customers, or if existing customers do not renew their subscriptions, or renew on less favorable terms, it could have a material adverse effect on our business, financial condition, and results of operations.

In order to grow our business, we must continually attract new subscribing customers and reduce the level of non-renewals in our business. Our ability to do so depends in large part on the success of our sales and marketing efforts. We may not accurately predict future trends with respect to rates of customer renewals. Our subscribing customer base may decline or fluctuate due to a number of factors, including the prices of our subscriptions, the prices of services offered by our competitors and the efficacy and cost-effectiveness of our solutions. If we are unable to retain and increase sales of our Blackbox System platform to existing subscribing customers or attract new ones for any of the reasons above or for other reasons, our business, financial condition, and results of operations could be adversely affected.

In order to achieve consistent levels of profitability, we must increase revenue levels.

For the quarter ended June 30, 2021, we had a net loss of $243,336 and had an accumulated deficit of $7,415,599 as of June 30, 2021, compared to a net income of $193,827 for the quarter ended June 30, 2020 and an accumulated deficit of $7,184,818 at December 31, 2020. We need to increase current revenue levels by increasing paid subscriptions to our Blackbox System platform if we are to maintain consistent profitability. If we are unable to achieve increased revenue levels, losses could continue for the near term and possibly longer, and we may not regain profitability or generate positive cash flow from operations in the future.

We intend to introduce new products and services. There can be no assurance that we will be able to introduce such products and services effectively or profitably.

We intend to expand our product and service offering including the introduction of products and services which employ and expand upon our current proprietary system and technology. These products and services will include applications targeted for investors who are not day traders or swing traders and products designed for professional traders. We expect to introduce these products and services in the first or second quarter of 2022 and spend significant capital on advertising and marketing of the products and services. If we are unable to generate significant revenue from this or other new products and services, we may incur significant operating losses.

We expect to face increasing competition in the market for our platform and services.

We face significant competition and we expect such competition to increase. Our industry and the markets we serve are evolving rapidly and becoming increasingly competitive. Larger and more established companies may focus on our markets and could directly compete with us. Smaller companies could also launch new platforms and services that compete with us and that could gain market acceptance quickly. We also expect our existing competitors in the markets to continue to focus on these areas. A number of these companies may have greater financial, technological, and other resources than we do and greater name recognition than us, which may enable them to compete more effectively. Specifically, we believe the following companies to be direct competitors: Trade Ideas, Flow Algo, and Trade Alert. Companies with social media platforms dedicated to financial markets include Stock Twits and Wall Street Bets. Our competitors may announce new products, services, or enhancements that better address changing industry standards or the needs of our customers, such as mobile access. Any such increased competition could cause pricing pressure, loss of market share, or decreased customer engagement, any of which could adversely affect our business and operating results.

While our industry and our business has seen accelerated growth as a result of the COVID-19 pandemic, it has also adversely affected some aspects of our business and could have an adverse effect on our business in the future.

As a result of the COVID-19 pandemic, our business, and the digital financial services industry in general, has seen accelerated growth, but we have also experienced disruptions, such as the impact on the ability of our customer support and operations teams, both internal and third-party, to service customer needs quickly due to longer wait times and the impact on our ability to hire personnel quickly, that could severely impact our business, our services, global currency exchange rates, local and global labor markets, and the global economy.

The COVID-19 pandemic has created and is likely to continue to create significant uncertainty in global financial markets. To date, with travel restrictions and shelter-in-place policies, the demand for digital trading services has increased, and this has driven a significant acceleration in our new customer growth. As the pandemic continues, we may experience volatility in customer demand and delayed customer money transfer decisions, which could materially harm our business, operating results, and overall financial performance.

While we have experienced accelerated growth partially driven by the COVID-19 pandemic, the long-term impact of a volatile or worsening COVID-19 pandemic is impossible to predict and may adversely impact the trading habits of our customers and the operations of our business partners in the future, and may adversely impact our operating results as a result. In addition, while we have rapidly expanded our business and improved our operating results during the COVID-19 pandemic, many of our customers have also suffered negative financial consequences, including wage and job loss, and have thus had less need for or ability to afford our services. There is no guarantee that those customers who have had less need of our service during the COVID-19 pandemic will return to our platform in the future. To the extent that mitigation measures remain in place or are reinstated for significant periods of time, they may adversely affect our business, financial condition, and operating results. In addition, actions that we have taken or may take in the future intended to assist customers impacted by the COVID-19 pandemic may negatively impact our operating results. In particular, we have experienced and may continue to experience adverse financial impacts from a number of operational factors, including, but not limited to:

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Increased cybersecurity and payment fraud risk related to the COVID-19 pandemic, as cybercriminals attempt to profit from stolen or misappropriated data and the disruption in light of increased online banking, e-commerce, and other online activity; and

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Increased volume of customer requests for support and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

These and other factors arising from the COVID-19 pandemic could worsen in countries that have been or are in the future afflicted with COVID-19, each of which could further adversely impact the use of our services by our customers, the ability of our employees to perform work, and our business generally, and could have a material adverse impact on our operating and financial results.

The significant increase in the number of our employees who are working remotely as a result of the pandemic could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, or otherwise adversely affect our business. Additionally, we may require new or modified processes, procedures, and controls to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic continues to affect our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the ultimate geographic spread of COVID-19, the distribution and long-term efficacy of vaccines, the effects of more contagious and virulent variants of COVID-19, the duration of the pandemic, travel restrictions and actions taken to contain the pandemic or treat its impact, such as social distancing and quarantines or lock-downs, business closures or business disruptions, and the effectiveness of actions taken to contain and treat the disease.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we are not able to maintain and enhance our reputation and brand recognition, our business, financial conditions and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with existing subscribing customers and our ability to attract new subscribing customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our customers, could make it substantially more difficult for us to attract new customers. Similarly, because our subscribing customers often act as references for us with prospective new customers, any existing customer that questions the quality of our work or that of our employees could impair our ability to secure additional new customers. If we do not successfully maintain and enhance our reputation and brand recognition with our customers, our business may not grow and we could lose these relationships, which would harm our business, financial condition, and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. The estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

We rely on software-as-a-service, or SaaS, technologies from third parties.

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, marketing services and data storage services. Some of our vendor agreements may be unilaterally terminated by the counterparty for convenience. If these services become unavailable due to contract cancellations, extended outages or interruptions, because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing our offerings and supporting our consumers and partners could be impaired, and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained, and implemented, all of which could harm our business, financial condition, and results of operations.

Any restrictions on our use of, or ability to license data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our solutions and services. In addition, we obtain a portion of the data that we use from various securities exchanges. We believe that we have all rights necessary to use the data that is incorporated into our solutions and services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and solutions.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our solutions and services. If a substantial number of data providers were to withdraw or restrict their data and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide solutions and services to our subscribing customers would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own proprietary technology, and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Our President and Chief Executive Officer currently exercises voting control over our Company and will continue to have control over our Company after the offering has concluded, and such control may be in conflict to your interests.

As of September 15, 2021, Gust C. Kepler, who serves as a director, President and Chief Executive Officer of the Company, owns 2,331,668 shares of common stock (and has investment authority on an additional 767 shares) representing approximately 22.6% of the issued and outstanding common stock of the Company. In addition, Mr. Kepler owns 3,269,998 shares of our Series A Convertible Preferred Stock (“Series A Stock”) (each of which is entitled to 100 votes on all stockholder matters) representing 100% of the issued and outstanding Series A Stock, collectively representing approximately 41.2% of our issued and outstanding capital stock (including shares of Series A Stock) and approximately 97.6% of the voting power of our stockholders (based upon 10,320,879 shares of common and 3,269,998 shares of Series A Stock issued and outstanding as of September 15, 2021). After the issuance of _____ shares of common stock in this offering, without giving effect to any exercise of the over-allotment option provided to the underwriters or the exercise of any of the underwriters’ warrants, Mr. Kepler will continue own shares of our outstanding capital stock (including shares of Series A Stock) representing approximately _____% of our issued and outstanding capital stock an approximately _____% of the voting power of our stockholders. As a result, Mr. Kepler has been able, and will continue after this offering, to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including the details of this offering.

We are dependent on a limited number of key executives and employees, the loss of which could negatively impact our business.

Our business is led by our CEO Gust Kepler and a small group of key employees. The loss of one or more of these executives could negatively impact our business.

Risks Related to Intellectual Property

We may not be able to halt the operations of entities that copy our intellectual property or that aggregate our data as well as data from other companies, including social networks, or copycat online services that may misappropriate our data. These activities could harm our brand and our business.

From time to time, third parties may try to access content or data from our networks through scraping, robots, or other means and use this content and data or combine this content and data with other content and data as part of their services. These activities could degrade our brand, negatively impact our platform and system performance and harm our business. We have employed contractual, technological or legal measures in an attempt to halt unauthorized activities, but these measures may not be successful. In addition, if our customers do not comply with our terms of service, they also may be able to abuse our tools, solutions, and services and provide access to our solutions and content to unauthorized users. We may not be able to detect any or all of these types of activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop these actions. In some cases, particularly in the case of online services operating from outside of the United States, our available legal remedies may not be adequate to protect our business against such activities. Regardless of whether we can successfully enforce our rights against these parties, any measures that we may take could require us to expend significant financial or other resources.

Third parties may initiate legal proceedings alleging that we are infringing or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition, and results of operations.

Our commercial success depends on our ability to develop and commercialize our platform, products and services and use our proprietary technology without infringing the intellectual property or proprietary rights of third parties. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any material claims from third parties asserting infringement of their intellectual property rights.

Intellectual property disputes can be costly to defend and may cause our business, operating results, and financial condition to suffer. Whether merited or not, we have in the past and may in the future face allegations that we, our partners, our licensees, or parties indemnified by us have infringed or otherwise violated the patents, trademarks, copyrights, or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain, protect, or enforce our intellectual property rights could harm our business and results of operations.

We pursue the registration of our domain names, trademarks, and service marks in the United States. We also strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our technology or intellectual property rights. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property rights may not prevent the misappropriation or disclosure of our proprietary information nor deter independent development of similar technology or intellectual property by others.

Effective trade secret, patent, copyright, trademark and domain name protection is expensive to obtain, develop and maintain, both in terms of initial and ongoing registration or prosecution requirements and expenses and the costs of defending our rights. We have invested in and may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. Our trademarks and other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have not yet applied for or obtained any issued patents that provide protection for our technology or products. Moreover, any issued patents we may obtain may not provide us with a competitive advantage and, as with any technology, competitors may be able to develop similar or superior technologies to our own, now or in the future. In addition, due to a recent U.S. Supreme Court case, it has become increasingly difficult to obtain and assert patents relating to software or business methods, as many such patents have been invalidated for being too abstract to constitute patent-eligible subject matter. We do not know whether this will affect our ability to obtain patents on our innovations, or successfully assert any patents we may pursue in litigation or pre-litigation campaigns.

Monitoring unauthorized use of the content on our platform, and our other intellectual property and technology, is difficult and costly. Our efforts to protect our proprietary rights and intellectual property may not have been and may not be adequate to prevent their misappropriation or misuse. Third parties, including our competitors, could be infringing, misappropriating, or otherwise violating our intellectual property rights. We may not be successful in stopping unauthorized use of our content or other intellectual property or technology. Further, we may not have been and may not be able to detect unauthorized use of our technology or intellectual property, or to take appropriate steps to enforce our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our solutions and services. Our competitors may also independently develop similar technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every jurisdiction in which our solutions or technology are hosted or available. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property rights could result in competitors offering solutions that incorporate our most technologically advanced features, which could reduce demand for our solutions.

We may find it necessary or appropriate to initiate claims or litigation to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of intellectual property rights claimed by others. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the use or technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. Litigation is inherently uncertain and any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and results of operations. If we fail to maintain, protect, and enforce our intellectual property, our business and results of operations may be harmed.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our intellectual property in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We believe that our brand is critical to the success of our business, and we plan to utilize trademark registration and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

Although we intend to claim trademark rights and file for trademark protection of our “Blackboxstocks” brand name, we may face opposition from other financial technology or media platform companies; our application for a trademark may be denied by the United States Patent and Trademark Office (“USPTO”).  The name “Blackbox” is currently being used to market and sell various products and services including SaaS technologies. When a trademark application comes through for the same class as another name that has already applied for registration, in this case Blackbox, the trademark examiner may issue an Office Action, refusing our registration and requiring us to respond to the USPTO regarding how our use of “Blackboxstocks” will not be confused with existing registrants’ use of “Blackbox.”  This process would require us to incur additional legal fees every time we are required to respond to the USPTO to defend our registration.  In the end, we may not be able to register our mark.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with customers and potential partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies or solutions in certain relevant countries. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information, including our technology platform, and to maintain our competitive position. With respect to our technology platform, we consider trade secrets and know-how to be one of our primary sources of intellectual property. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology in part by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, outside contractors, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, no assurance can be given that the confidentiality agreements we enter into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets, and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets, or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing the same or similar technologies and processes, which may allow them to provide a service similar or superior to ours, which could harm our competitive position.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could harm our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property, including technologies and software from third parties, that is important to our business, and we may enter into future additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our solutions and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.

If we cannot license rights to use intellectual property on reasonable terms, we may not be able to commercialize new solutions or services in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new solutions or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our solutions and services. Such royalties are a component of the cost of our solutions or services and may affect the margins on our solutions and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be affected. If licenses to third-party intellectual property rights are, or become required for us, to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations, and prospects.

General Risk Factors

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our securities will be influenced by the research and reports that securities or industry analysts publish about us or our business (or the absence of such research or reports). If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2027, the fiscal year-end following the fifth anniversary of the completion of this public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

The process of designing and implementing internal controls over financial reporting is time consuming, costly, and complicated. If during the evaluation and testing process, we identify one or more material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the valuation of our common stock could be adversely affected.

We rely on network infrastructure and our ability to maintain and scale our business and maintain competitiveness. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could adversely affect our business, financial condition and results of operations.

We depend on the use of information technologies and systems and our reputation and ability to acquire, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our operations grow, we must continuously improve and upgrade our systems and infrastructure while maintaining or improving the reliability and integrity of our infrastructure. Our future success also depends on our ability to adapt our systems and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve the performance, features and reliability of our solutions in response to competitive services and offerings. We expect the use of alternative platforms such as tablets and smartphones will continue to grow and the emergence of niche competitors who may be able to optimize offerings, services, or strategies for such platforms will require new investment in technology. New developments in other areas, such as cloud computing, have made it easier for competition to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. There is also no guarantee that we will possess the financial resources or personnel, for the research, design, and development of new applications or services, or that we will be able to utilize these resources successfully and avoid technological or market obsolescence. Further, there can be no assurance that technological advances by one or more of our competitors or future competitors will not result in our present or future applications and services becoming uncompetitive or obsolete. If we were unable to enhance our offerings and network capabilities to keep pace with rapid technological and regulatory change, or if new technologies emerge that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently, or more securely than our platform offerings, our business, financial condition and results of operations could be adversely affected.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $_____ or approximately $_____ if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The public offering price per share was negotiated between us and the Representative based on market conditions at the time of pricing.

We intend to use the net proceeds from this offering for the continued development of our Blackbox System platform, to promote and market our Blackbox System platform and increase our subscriber base and for general and administration expenses. In addition, we intend to develop and market additional products and services that employ or are complementary to our Blackbox System. We expect to release a new products utilizing the proprietary Blackbox System that target traditional investors that do not necessarily engage in day trading or swing trading. We believe that the market for this type of product is significant and we intend to devote significant resources to advertise and market this product. In addition, we anticipate hiring additional personnel to aid in the development and improvement of our existing and future products and services.

Based on our current operational plans and assumptions, we expect that the net proceeds from this offering, combined with our current cash, will be sufficient to fund operations through fiscal year 2022.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our development team, the scale achieved by our sales and marketing team, as well as the amount of cash used in our operations. We therefore cannot estimate with certainty the amount of net proceeds to be used for the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY

We have not declared any dividends on our common stock and do not anticipate that we will declare or pay any dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, operating results, capital requirements, applicable contractual restrictions, restrictions in our organizational documents, and any other factors that our Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2021 (a) on an actual basis, (b) on an as-adjusted basis to give effect to the conversion of 1,730,002 shares of Series A Stock into Common Stock that occurred during the third quarter of 2021 and (c) on an as adjusted pro forma basis to also give effect to the issuance and sale by us of _____ shares of our common stock in the offering, and the receipt of the net proceeds from our sale of these shares at a public offering price of $_____ per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, but excluding any exercise of the over-allotment option provided to the underwriters and any exercise of the Representative’s Warrants.

Pro forma cash and cash equivalents, additional paid-in capital, retained earnings, total stockholders’ equity, and total capitalization following the completion of our offering will be adjusted based on the actual public offering price and other terms of our offering determined at pricing. You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2021
	Actual	As Adjusted to Reflect Preferred Stock Conversion	Pro Forma As Adjusted After Issuance of ______ Shares in the Offering
Cash and cash equivalents	$626,490	$626,490
Senior secured notes payable	926,775	926,775
Convertible notes payable	39,868	39,868
Other notes payable	130,200	130,200
Stockholders' deficit:
Series A Preferred stock, $0.001 par value; Authorized shares – 10,000,000 Issued and outstanding: 5,000,000 actual; 3,269,998, as adjusted and pro forma as adjusted	5,000	3,270
Common stock, $0.001 par value; Authorized shares – 100,000,000
Issued and outstanding 8,590,877; As adjusted 10,320,879; Pro forma as adjusted – ______	8,591	10,321
Additional paid-in capital	5,752,929	5,752,929
Accumulated deficit	(7,415,599)	(7,415,599)
Total stockholders’ deficit	$(1,649,079)	$(1,649,079)

The number of shares presented in the table above does not include any of the following:

●	Outstanding warrants to purchase 611,683 shares of our Common Stock at an average exercise price of $1.39
●	Underwriter’s warrant to purchase _____ shares of Common Stock at an exercise price of $_____
●	Conversion of the 3,269,998 shares of Series A Stock which have not yet been converted as reflected in the as adjusted column.
●	Exercise of stock options for the purchase of an aggregate of 598,500 shares of common stock awarded under the Company’s 2021 Stock Incentive Plan which has 750,000 shares reserved for issuance.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of June 30, 2021, as adjusted to reflect preferred stock conversion, was $(1,649,079), or $(0.19) per share based on 10,320,879 shares of our common stock outstanding. Our historical net tangible book value represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding.

Our pro forma net tangible book value (deficit) as of June 30, 2021 was $_____, or $_____ per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of June 30, 2021, after giving effect to the sale of _____ shares of common stock in this offering at the public offering price of $_____ per share and the application of the net proceeds from this offering. This amount represents an immediate increase in net tangible book value of $_____ per share of common stock to our existing stockholders before this offering and an immediate and substantial dilution in net tangible book value of $_____ per share of common stock to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the as pro forma net tangible book value per share of common stock after this offering from the amount of cash that a new investor paid for a share of common stock in this offering. The following table illustrates this dilution, assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Public offering price per share of common stock	$
Historical net tangible book value per share as of June 30, 2021
Increase per share of common stock attributable to the pro forma adjustments described above
Pro forma net tangible book value per share of common stock after this offering
Dilution in pro forma net tangible book value per share	$

The following table summarizes, as of June 30, 2021, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the public offering price of $_____ per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price per
	Number	Percent		Amount	Percent		Share
Existing Stockholders			%	$		%	$
Investors in the Offering			%			%
Total		100%		$	100%

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be         %, and the percentage of shares of common stock held by new investors would be        %.

The foregoing tables and calculations are based on    shares of our common stock outstanding as of June 30, 2021, and except as otherwise indicated, reflects and assumes the following:

●	assumes no exercise of the underwriters’ option to purchase _____ additional shares of common stock in this offering; and

●	assumes no exercise of outstanding warrants to purchase 611,683 shares of our Common Stock at an average exercise price of $1.39
●	assumes no conversion of the 3,269,998 outstanding shares of Series A Stock
●

assumes no exercise of stock options for the purchase of an aggregate of 598,500 shares of common stock awarded under the Company’s 2021 Stock Incentive Plan which has 750,000 shares reserved for issuance.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected financial data” section of this prospectus and our financial statements and the related notes included at the end of this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels. Our web-based software employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the trading price of a stock or option. Our Blackbox System continuously scans the NASDAQ, NYSE, CBOE, and other options markets, analyzing over 8,000 stocks and up to 1,000,000 options contracts multiple times per second. We also provide our users with a fully interactive social media platform that is integrated into our dashboard, enabling our users to exchange information and ideas quickly and efficiently through a common network. We recently introduced a live audio/video feature that allows our members to broadcast on their own channels to share trade strategies and market insight within the Blackbox community.

We launched our platform for domestic use and made it available to subscribers in September 2016. Subscriptions for the use of the platform are sold on a monthly and/or annual subscription basis to individual consumers through our website at http://www.blackboxstocks.com.

Our principal office is located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 and our telephone number is (972) 726-9203. Our Common Stock is quoted on the OTC Pink under the symbol “BLBX.” Our corporate website is located at http://www.blackboxstocks.com.

Basis of Presentation of Financial Information

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. At June 30, 2021, we had an accumulated deficit of $ 7,415,599 and for the three and six months ended June 30, 2021, reported net losses of $243,336 and $230,781, respectively. By contrast, at December 30, 2020, the Company had an accumulated deficit of $7,184,818 and for the three and six months ended June 30, 2020, reported net income of $193,827 and $236,657, respectively.

In November 2020, we executed a Loan Agreement with certain lenders (the “Lenders”) and FVP Servicing LLC, (“FVP”), as agent for the Lenders in connection with the issuance of a Note in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022.

As a result of our debt financing and cash flows from operations, we had a cash balance of $626,490 at June 30, 2021. Management believes that this will be sufficient to fund our operations and service our debt requirements for the next twelve months. In addition, management may continue to raise additional debt or equity capital in order to improve liquidity or finance more aggressive growth or development. Nevertheless, there can be no assurance that we will be able to raise additional capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Recently Issued Accounting Pronouncements

During the year ended December 31, 2020 and through June 30, 2021, there were several new accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”). Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

All other new accounting pronouncements issued but not yet effective or adopted have been deemed not to be relevant to us, hence are not expected to have any impact once adopted.

Summary of Significant Accounting Policies

Use of Estimates

The Company’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with GAAP.  Actual results could differ from those estimates.

Cash

Cash includes all highly liquid investments that are readily convertible to known amounts of cash and have original maturities at the date of purchase of three months or less.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Derivative Financial Instruments

FASB ASC Topic 820, Fair Value Measurement requires bifurcation of certain embedded derivative instruments, and measurement at their fair value for accounting purposes. A holder redemption feature embedded in the Company’s notes payable requires bifurcation from its host instrument and is accounted for as a freestanding derivative.

Property and Equipment

The Company’s property and equipment is being depreciated on the straight-line basis over an estimated useful life of three years.

Income Taxes

The Company will recognize deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Management evaluates the probability of the realization of its deferred income tax assets.  Management determined that because the Company has not yet generated taxable income, it is unlikely that a tax benefit will be realized from these operating loss carry forwards.    Accordingly, the deferred income tax asset is offset by a full valuation allowance.

In accordance with ASC Topic 740, Income Taxes, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Earnings or (Loss) Per Share

Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period.  Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements for periods with a reported loss.

Share-Based Payment

Under ASC Topic 718, Compensation - Stock Compensation, all share based payments to employees, including share option grants, are to be recognized in the statement of operations based on their fair values. No share based payments were issued for the years ended December 31, 2020 and 2019.

Revenue Recognition

Revenue is recognized from the sale of subscriptions for the use of the Blackbox System web application, on a monthly or annual basis. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities. The performance obligation by the Company is in exchange for the monthly subscription fee, the subscriber is allowed access to the Blackbox System on the website for the calendar month. Revenue related to annual subscriptions is recognized each month with unearned subscriptions reflected as a current liability.

Other Liabilities

The Company planned the development of a future product, a complimentary platform to share its IP protocol with the current Blackbox System on a subscription basis. The future product was not developed and launched. The Company received advance payments totaling $180,000 from a new subscriber group in anticipation of the development of this future product and the amounts were deferred and recorded as other liabilities as of December 31, 2020. In the first quarter 2021 the subscribers agreed to terminate those agreements and convert the $180,000 liability into 92,308 shares of our common stock.

Prepaid Expenses

Prepaid expenses are current assets created when the Company makes payments or incurs an obligation for expenses identified for a future period. These amounts are charged to expense as the services are provided.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Reclassification

Affiliate referral expenses totaling $121,227 for the year ended December 31, 2019 have been reclassed from cost of revenues to advertising and marketing expense on the statement of operations. In addition, data feed expenses in the aggregate of $79,691 have been reclassed from software development costs as of December 31, 2019 to cost of revenue.

Liquidity and Capital Resources

At June 30, 2021, we had a cash balance of $626,490 and a working capital deficit of $932,752 as compared to a cash balance of $972,825 and a working capital deficit of $990,738 at December 31, 2020. Our cash flows from operations were negative $26,192 for the six months ended June 30, 2021 as compared to a positive $87,680 for the prior year period. For the six months ended June 30, 2021, the net loss was largely offset by amortization of debt discount and debt issuance costs. During the same period, the Company incurred capital expenditures in the amount of $54,507 related primarily to the purchase of new servers. We do not expect this level of capital expenditures to continue for the next twelve months.

Net cash used from financing activities was $265,636 for the six months ended June 30, 2021. This consisted of $403,642 of principal repayments that was partially offset by $138,006 in stock issuances. The Company has only $50,039 in principal payments remaining on its convertible notes payable which will be paid in the third quarter of 2021. Principal payments on our $1,000,000 senior debt (the FPV Note) begin in December of 2021 at $10,000 per month until its maturity in November 2022, which can be extended. As a result of retiring our convertible notes payable, the Company’s debt service requirements will be significantly lower for the next twelve months. We may also issue additional equity or debt in order to improve liquidity or finance growth or development initiatives although there can be no assurance that we will be able to do so or on what terms. If we are successful in completing equity financing, existing stockholders will experience dilution of their interest in our Company.

We believe that the Company has sufficient capital resources to fund current operations and debt service requirements.

Loan Agreement

On November 12, 2020, the Company executed a Loan Agreement with certain Lenders and FVP Servicing LLC, as agent for the Lenders in connection with the issuance of a Note (the FPV Note) in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022. Simultaneously, with the execution of the Loan Agreement, the Company repaid an existing secured note payable in the amount of $100,000 along with accrued interest and certain outstanding trade payables in the amount of $133,880.

Sale of Common Stock and Warrants

During the year ended December 31, 2020, the Company received subscriptions for the purchase of 346,533 shares of Common Stock for cash consideration of $407,982 In connection with certain of the sales, warrants to purchase up to 35,259 shares of the Company’s Common Stock at a cash price of $1.95 per share were issued to certain of the subscribers.

During the year ended December 31, 2020, the Company also issued an aggregate of 104,339 shares of Common Stock, for settlement of debt obligations and services rendered valued at $205,950.

Additional funding is expected to be generated as necessary through equity financing from the sale of our common stock and/or debt. If we are successful in completing equity financing, existing stockholders will experience dilution of their interest in our Company. We do not currently have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our Common Stock or debt to fund our plans of operation and ongoing operational expenses.

Results of Operations

Comparison of Years Ended December 31, 2020 and 2019

For the years ending December 31, 2020 and 2019, the Company’s revenue totaled $3,367,563 and $1,062,573, respectively, for which its respective costs of revenues totaled $1,201,320 and $695,076. Revenues increased as a result of an expanded subscription base for monthly revenues. The Company’s revenue from subscriptions grew from $1,037,778 in the year ended December 31, 2019 to $3,340,983 in the year ended December 31, 2020, an increase of $2,303,205. Gross margin increased to $2,166,243 or 64.3% of revenues for the year ended December 31, 2020 as compared to gross margin of $367,497 or 34.6% of revenues for the prior year.

For the year ending December 31, 2020, the Company had operating expenses totaling $2,578,941 compared to $1,372,530 for the same period in 2019, an increase of $1,206,411. Operating expenses were 76.6% of revenues for the year ended December 31, 2020 as compared to 129.2% of revenues for the year ended December 31, 2019. Selling general and administrative expenses increased by $724, 361 but decreased as a percentage of sales from 98.0% to 52.4% for the year ended December 31, 2020. The increase was primarily due to higher consulting, salary and selling expenses. Advertising and marketing expenses increased by $444,236 to $705,706 for the year ended December 31, 2020 but declined as a percentage of sales to 21.0% as compared to 24.6% for the prior year. In addition, software development costs increased approximately $43,072.

Operating loss for the year ended December 31, 2020 declined by $592,335 to $412,698 as compared to the year ended December 31, 2019 due to substantially higher revenues and gross margin being partially offset by higher operating expenses.

Comparison of Three Months Ended June 30, 2021 and 2020

For the three months ended June 30, 2021 and 2020, our revenue was $1,463,606 and $808,848, respectively, an increase of 81%. The $654,758 increase in revenue resulted from growth in our subscriber base which was due to additional marketing and advertising expenditures and continued acceptance of our platform. Cost of revenues for the three months ended June 30, 2021 and 2020 were $409,578 and $242,158, resulting in gross margins of 72% and 70%, respectively. The primary components of cost of revenues include costs related to data and news feed expenses for exchange information which comprise the majority of the costs as well as the costs for program moderators. Costs for online program moderators increased 62% for the quarter ended June 30, 2021 as compared to the 2020 period and comprise the second largest portion of our cost of revenues. We do not expect our gross margins to change significantly from their current level unless we add additional products with different margins or incur unexpected cost increases.

For the three months ended June 30, 2021, operating expenses were $1,171,551 compared to $519,974 for the same period in 2020, an increase of $651,577 or 125%. We experienced significantly higher expenditures in most of our expense categories for the 2021 period. Selling, general and administrative expenses increased from $315,991 for the three months ended June 30, 2020 compared to $615,727 for the three months ended June 30, 2021, an increase of 95%.  The increase in selling, general and administrative expenses of $299,736 was the largest dollar value component of the operating expense increase. The primary components of the increase were increases in referral expenses of $37,766, professional and outside consulting services of $68,673, general administrative expenses of $42,842, salary and payroll of $134,491 and financing expense of $13,315. Advertising and marketing expenses increased by $204,456 or 143% from $142,732 in the three months ended June 30, 2020 to $347,188 in the three months ended June 30, 2021. Software development costs also increased significantly by $145,341 or 251% from $57,914 in the three months ended June 30, 2020 as compared to $203,255 in the same period in 2021. The increased software development costs were incurred for improvements to our platform including our online social media component, development of a native application and new product development.

We expect to continue to incur increases in our operating costs for the foreseeable future. Expense increases for advertising and marketing activities should correlate most closely to sales growth, but as seen in the 2021 quarter, will not necessarily be directly correlated. Software development costs were relatively low in the quarter ended June 30, 2020 due to limited capital resources of the Company at that time. We anticipate that software development costs will remain relatively consistent with their current level through the balance of calendar 2021 and that any significant increases will be attributable to new product development.

Loss from operations for the three months ended June 30, 2021 was $117,523 as compared to income from operations of $46,717 for the prior year period due to higher sales and gross margins being offset by increased operating expenses as delineated above. Non-operating expenses for the three months ended June 30, 2021 consisted of interest expense of $33,257 and amortization of debt discount of $92,556 resulting in a net loss for the period of $243,336. Non-operating expenses for the three months ended June 30, 2020 included interest expense of 61,265 and amortization of debt discount of $63,246. In addition, during the 2020 period we also incurred $282,693 of convertible debt expense and a gain on derivative liabilities of $554,315. These non-recurring items more than offset the interest expense and amortization of debt discount to result in net income for the period of $193,827. The amortization of debt discount will decline in the third quarter of 2021 and be eliminated with the retirement of the related debt resulting in net interest expense that should remain consistent at its current levels for the next year.

Comparison of Six Months Ended June 30, 2021 and 2020

For the six months ended June 30, 2021 and 2020, our revenue was $2,953,274 and $1,224,099, respectively, an increase of 141%. The $1,729,175 increase in revenue resulted from growth in our subscriber base which was due to additional marketing and advertising expenditures and continued acceptance of our platform throughout the year. Relative growth was stronger in the first quarter of 2021 than the second quarter as the first quarter of 2020 was when the Company’s aggressive growth began, as well as significant gains in the first quarter of 2021 which we believe were attributable to unusual market activity in stocks such as Gamestop and AMC which we believe drove short term subscriptions. Cost of revenues for the six months ended June 30, 2021 and 2020 were $805,232 and $412,510 resulting in gross margins of 73% and 66%, respectively. The higher margins in the 2021 period were the result of increased leverage of fixed costs including the fixed cost components of the data and news feed expenses for exchange information which comprise the majority of the costs. Costs for online program moderators increased 74% for the six months ended June 30, 2021 as compared to the 2020 period and comprised the second largest portion of our cost of revenues. As noted above, we do not expect our gross margins to change significantly from their current level unless we add additional products with different margins or incur unexpected cost increases.

For the six months ended June 30, 2021, we incurred operating expenses totaling $2,120,312 compared to $995,585 for the same period in 2020, an increase of $1,124,727 or 113%. We experienced significantly higher expenditures in most of our expense categories for the 2021 period. Selling, general and administrative expenses increased from $665,436 for the six months ended June 30, 2020 to $1,222,414 for the six months ended June 30, 2021, an increase of 84%.  The increase in selling, general and administrative expenses of $556,978 was primarily due to increases in referral expenses of $126,404, professional and outside consulting services of $175,245, general administrative expenses of $94,076, and salary and payroll of $225,983, which were partially offset by a decrease in financing expenses of $79,402. Advertising and marketing expenses increased by $323,424 or 140% from $231,076 in the six months ended June 30, 2020 to $554,500 in the six months ended June 30, 2021. Software development costs also significantly increased by $241,448 or 262% from $92,245 in the six months ended June 30, 2020 as compared to $333,693 in same period in 2021. As noted above, the increased software development costs were incurred for improvements to our platform including our online social media component, development of a native application and new product development and were significantly higher in the second quarter of 2021 than in the first quarter.

For the six months ended June 30, 2021, we recorded income from operations of $27,610 as compared to a loss from operations of $183,996 for the six months ended June 30, 2020, an increase of $ 211,606. Gross margin for the six months ended June 30, 2021 of $2,147,922 was $1,336,333 or 165% higher than the same period in 2020, but was partially offset by $1,124,727 in higher operating expenses. Non-operating expenses for the six months ended June 30, 2021 consisted of interest expense of $74,295 and amortization of debt discount of $184,086 resulting in a net loss for the period of $230,781. Non-operating expenses for the six months ended June 30, 2020 included interest expense of $94,760 and amortization of debt discount of $114,853. In addition, the 2020 period also had $500,469 of convertible debt expense and a gain on derivative liabilities of $1,155,485. These non-recurring items more than offset the loss from operations as well as interest expense and amortization of debt discount to result in net income for the period of $236,657.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

BUSINESS

Overview of Business

We have developed a financial technology and social media hybrid platform offering real-time proprietary analytics and news for stock and options traders of all levels combined with a social media element and educational materials. Our web-based software (the “Blackbox System”) employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. We continuously scan the New York Stock Exchange (“NYSE”), NASDAQ, Chicago Board Options Exchange (the “CBOE”) and other options markets, analyzing over 8,000 stocks and over 1,000,000 options contracts multiple times per second. We provide our subscribing members with a fully interactive social media platform that is integrated into our dashboard, enabling our members to exchange information and ideas quickly and efficiently through a common network. We believe the Blackbox System’s combination of proprietary analytics and broadcast enabled social media connecting traders of all types worldwide on an intuitive, user-friendly system is a unique and disruptive financial technology platform.

We employ a subscription-based Software as a Service (“SaaS”) business model and maintain a growing base of members that spans 42 countries. We currently offer monthly subscriptions to our platform for $99 per month and annual subscriptions for $959 per year.

Our goal is to provide retail investors with the type of sophisticated trading tools that were previously available only to large institutional hedge funds and high-frequency traders together with an interactive community of traders and investors of all levels at an affordable price. We also strive to provide these trading tools in a user-friendly format that does not require complicated configurations by the user. All of our software is web-based and does not require downloads or frequent updates.

Our Mission

Our mission is to provide useful proprietary analytics in a simple and concise format to level the playing field for the average retail investor. We strive to educate our members both within our live trading community and in our scheduled, calendared classes with live instructors. We want every member to feel they are part of a team with the goal of attaining financial literacy. We believe that we are the antithesis of the “trading guru” platforms that feature a trading or investing expert that charges for what are often expensive courses. We do not charge for our classes. We do not upsell our members. All education and community programs are free with the subscription to our platform.

Revenue Model

We generate revenue from a software as a service (or SaaS) model whereby members pay either an annual or monthly fee for a subscription to our platform. We do not currently offer more than one level of subscription with varying levels of features. All members have full access to all of the features on our platform.

Monthly subscriptions are currently priced at $99 and annual subscriptions are currently priced at $959 (a discount of $241). We occasionally offer gift cards and promotional discounts on our annual subscriptions.

Development of the Blackbox System

The Blackbox System was made available for use to subscribing customers worldwide in September 2016. We use a web-based platform focused on providing proprietary analytics and broadcast enabled social media for our community of members. Our product offering is comprised of three key elements: trading analytics, social media interaction and educational programs and resources.

Trading Analytics

Our preconfigured dashboard is designed to be simple and easy to navigate and includes real-time alerts, stock and options scanners, financial news, institutional grade charting, and our proprietary analytics that can be utilized by traders of all levels. Our Blackbox System populates the stock and option data in real time and provides a wide range analytics and tools for traders. We offer many of the standard market tool features used by traders but differentiate our product with an array of unique proprietary features and derived data. These proprietary features are designed to filter out “market noise” and locate the relevant market movers in the stock or option category in real-time.

Standard Features

(Including but not limited to)

●	Real Time Algorithm Driven Stock Alerts
●	Symbol Specific Alert Criteria
●	Options Alerts
●	Options Flow Scanner / Heatmap
●	Pre-Configured Pre/Post Market Scanners
●	Stock and Option Volume Ratio Scanner
●	Volatility Indicator
●	Dark Pool Alerts and Charting

Proprietary Features

(Including but not limited to)

●	Real Time NYSE/NASDAQ/OTC Market Data
●	Real Time OPRA Options Trade Data
●	Real Time Streaming Market News Feed
●	Symbol Specific News
●	Options News and Upgrades/Downgrades
●	Institutional Grade Charts
●	Earnings and Dividend Dates
●	Daily Advancers / Decliners Scanner

Stock Scanner Configuration

Options Flow Scanner Configuration

In December 2017, we launched our first Options Flow Scanner as a new feature on our platform. Our Options Flow Scanner is designed to monitor and alert our members to unusual activity on the options exchanges. We have created a proprietary options alert system and a proprietary options “heatmap” to allow our members to follow large options purchases in real-time. The heatmap provides our members with a color-coded chart indicating bullish or bearish activity of a security’s option contracts sorted by strike price and expiration date that quickly identifies which direction money is flowing. This has proven to be a very popular feature for our members. We also added a Dark Pool Scanner in 2020. The Dark Pool Scanner monitors, tracks, charts and displays large blocks of stock that are often purchased in dark pools and as a result these orders are not displayed on regular exchanges.

Interactive Dashboard Features

Our dashboard allows our members to interact quickly and seamlessly through our “cashtags”. If a member clicks on a symbol that is mentioned in any of our chat streams, this action will activate the chart on their dashboard as well as all mentions of that stock symbol in chronological order.

Native Mobile App and Push Notifications: Our current native mobile app provides real-time push notifications to our users. We have an intuitive menu for all alerts generated by our system so that our members can select the specific type of alerts that they will to receive.

Alert Menu for Push Notifications	Stock Alert Push Notifications	Options Flow Push Notifications

Brokerage Integrations

TradeStation Integration

We have a trading integration with the online brokerage TradeStation. This integration allows our members to execute trades through TradeStation directly from the Blackbox platform. Our members that use this integration feature have access to certain custom tools. One of these tools is a “quick-click” feature that loads our system’s stock and options alerts with two simple clicks, greatly reducing the time it takes for order entry. This feature is especially helpful for the order entry of option contracts, as they are detailed, lengthy, and cumbersome to enter. We partner with the marketing team at TradeStation to create an awareness of this integration feature amongst their userbase.

Education

We offer all members full access to our curriculum of classes, orientations, and live market sessions. These education programs are all free to our members with either monthly or annual subscriptions. Our curriculum includes classes for beginners, intermediate level, as well as advanced traders. We believe education is vital to increasing the probability of our members long term success in the markets. We have many regularly calendared live webinars, Q&A sessions, as well as recorded classes. In addition to our regularly calendared classes, we often feature ad hoc classes taught by seasoned members of our community. The educators of these classes often specialize in specific market sectors or trading strategies. Classes and webinar events offered to our members include but are not limited to:

●	Trading with Charlie and Maria (Mondays/Wednesdays/Fridays 9:15am – 10:30am EST)
●	Blackbox Orientation (Monday 5:00pm – 7:00pm EST)
●	Tuesday and Thursday Q&A (Tuesdays/Thursdays 4:00pm – 5:00pm EST)
●	Blackbox Bootcamp Part I ~Basics of Stocks and Options (Twice Weekly)
●	Blackbox Bootcamp Part II ~The BBS Trading System (Twice Weekly)
●	Understanding Options Flow (Thursdays 7:00pm – 9:00pm EST)
●	Technical Analysis 101 (Mondays 8:00pm – 9:00pm EST)
●	Dark Pool Basics (Thursdays 5:00pm – 6:00pm EST)

In addition to our internal curriculum, we have partnered with the Options Industry Council (OIC), a nonprofit organization funded by the OCC with the mission of providing the investing public a better understanding of the options markets. Classes taught by the OIC to our members include but are not limited to:

●	The Greeks Part I
●	The Greeks Part II
●	Implied Volatility
●	Short Term Options Explained
●	Options Pricing Explained

One of the most attractive aspects of our education program is that the classes are taught by members of our community. The student members who take these are often familiar with the instructor from following them in live trading channels on our platform. We believe this familiarity often brings an element of authenticity and heightened engagement increasing the success of these educational endeavors as well as adding to the community aspect of our platform.

Teresa Arthur Intro to Stocks and Options	Mike Downey Options Flow Specialist	Mel Stone Dark Pool Specialist

The Blackbox Advantage

A principal component to our platform is the flexibility to provide members intuitive yet powerful technical analytics that scale with user knowledge. Our preconfigured dashboard defaults to a general setting that is designed to be easy for new members to navigate. Within this same dashboard we provide a multitude of toggles and filters for more sophisticated traders to allow them to implement custom features for their more advanced trading strategies. Most importantly, our live community consisting of thousands of traders creates a real-time community curated support system whereby seasoned traders often mentor newer members. We believe this is one of the primary strengths and differentiators of our platform. Although we offer a complete curriculum of scheduled classes weekly, the live interaction amongst our members proves to be invaluable. We believe this is due to the level of excitement created when new members can watch seasoned members of the community making trades in real time and providing an accompanying narrative. In addition to the educational component, the community element of our platform harnesses a powerful dynamic that can be described as “the best of man and machine”. Our powerful algorithm technology scans the NYSE, NASDAQ, CBOE and other options exchanges to find market volatility and anomalies and displays them on a common dashboard shared across the globe. With thousands of eyes on this data, our members can quickly interact and form a consensus on the trading opportunity at hand.

Our Market Opportunity

The global COVID-19 pandemic of 2020 created a unique environment for online companies. Further, the financial stimulus coupled with a large portion of the population confined to their homes created a freshly financed captive audience for trading tools like ours. Although our initial 2020 growth trajectory began before the pandemic and resulting lockdowns, the COVID-19 pandemic allowed us to greatly increase our audience and grow our user base on a global level. In early 2021, as the lockdowns eased and people began going back to the workplace, the phenomenon commonly known as meme stock mania swept the U.S. markets. More than 10 million new brokerage accounts were opened by individuals in 2020 — more than ever in one year, according to Devin Ryan, an analyst at JMP Securities. This newfound interest in the market was very positive for us as our user base grew rapidly in the first quarter of 2021. This rapid acquisition of new members also gave us valuable insight into the areas of our platform that needed significant improvement. We have implemented new technology to allow us to onboard new members and scale with less friction. We also prepared to pivot knowing that many of these recently acquired members would ultimately have to return to the workplace. We made augmenting the current broadcast features on our social media platform, as well as creating a native mobile app to send real-time push alerts, priority development initiatives. Both development initiatives are intended to cater to the trader that works during market hours and cannot stare at a screen for prolonged periods of time. The push alerts mobile and the audio broadcast on mobile allow members to stay tuned to important market developments and circumvent internet firewalls in the workplace.

It is difficult to quantify the number of people that can be classified as day traders, since the term is somewhat ambiguous, especially since there has been a large influx of self-directed investors in 2020 and 2021. The two types of traders often overlap and separating these demographics can be difficult. Recent data suggest the following size for this growing market:

●

20%: One in 5 people in the U.S. invested in stocks, or mutual funds, in the final three months of 2020, up from 15% in the second quarter, a Conference Board survey showed. Harry Robertson, Business Insider, Feb 10, 2021

●

31 YEARS: The median age of user of Robinhood, one of the original commission-free online brokerages. More young adults are joining. Apex Clearing, which helps facilitate trades for brokerages, told Reuters around 1 million of new accounts it opened last year belonged to Gen Z investors, with an average age of 19. John McCrank, Reuters Jan 29, 2021

●

~$15.5 TRILLION: Total client assets at two of the top retail-focused brokerages. Fidelity Investments had $8.8 trillion in customer assets at the end of the third quarter, up from $8.3 trillion at the end of 2019. Schwab had $6.69 trillion in client assets as of Dec. 31, and 29.6 million brokerage accounts, up 66% and 140%, respectively, from a year earlier. John McCrank, Reuters Jan 29, 2021

Recent Technology and Development Initiatives

We continually upgrade our platform to provide the best user experience and maximum value for our members. Many of the new features or improvements to our existing features are suggested by our members. Much of our platform is community curated and we take pride in collaborating with and implementing the suggestions from our members that use our system every day.

Improvement to Broadcast Enabled Social Media Component of our Platform

Our social media component of the Blackbox System includes chat and audio broadcast capabilities that we believe are critical to our platform. We currently use a third-party application to facilitate certain aspects of this feature on our platform. Recent rapid growth in our userbase has demonstrated that this third-party application while stable and scalable, is not efficient for us or our members. A third-party app does not allow for a single authentication process with our platform which requires us to direct our members that wish to join certain high traffic areas or rooms in our social community to download this third-party app. This is a very frictional and inefficient part of our onboarding process and requires manual assistance by our onboarding team. We believe this cumbersome portion of our platform negatively impacts our ability to scale. In addition, we prefer not to be reliant upon a third party for such a critical aspect of our user experience. As a result, in early 2021, we began a major development initiative to augment our audio broadcast capability for the “rooms” feature on our platform. This new broadcast enabled audio and chat system will allow for single authentication and be fully integrated with the existing robust social media system on our platform. We expect to release this new system update in the third quarter of 2021. We believe this is a significant improvement to our platform and will greatly improve our ability to scale rapidly and efficiently while simultaneously eliminating our reliance on a third-party application.

Development of Native Applications for iOS and Android

We currently have fully functional native applications for iOS and Android devices in development and expect to release them in September of 2021. Currently, a fully functional version of our platform is available only through our website. We introduced an initial iOS and Android application in February of 2021 offering only a push notification menu and a series of alert logs for our mobile members. Despite the limited capabilities, this new app has been a very popular feature, and extremely valuable to our userbase. This app was especially useful for the many new members that joined when they worked from home during the COVID lockdowns and recently returned to the workplace. When released, we believe that virtually every feature of our current desktop platform will be available as a native application on iOS and Android devices. We believe the addition of this fully functional native app will enable us to reach a wider customer base and improve our member engagement.

We believe that these two technological developments to the Blackbox System and platform will be major milestones for our company. Although we have experienced significant growth and received positive feedback from our members, we believe adding these new technology sets in parallel will be significant drivers of future growth.

Trading Integrations with Additional Online Brokerages

Our trading integration feature with TradeStation has been well received by the many members on our platform that have accounts with this brokerage. We are currently in discussions with other major online brokerage platforms to develop and implement similar technology. These integrations are designed to reduce the amount of time between when a potential stock or option is identified on our dashboard and the subsequent order entry of that stock or option contract. We believe our current integration with TradeStation greatly reduces the amount of time it takes to execute a trade, particularly when trading options contracts, which can be lengthy and cumbersome to enter manually.

New Products

We intend to leverage our existing financial technology platform and data resources for the creation of new and unique products to serve our existing subscribers, as well as address a broader market. We currently have a vast array of derived data that we believe will be extremely useful to self-directed investors as well the day traders and swing traders that we currently cater to. We believe the self-directed investor demographic is significantly larger than that of day traders and swing traders and presents an enormous opportunity for our growth.

Blackbox Pro

We do not currently market to persons or entities deemed by the exchanges as “professional traders.” A professional trader is generally defined by the exchanges as a person that:

●

Is registered or qualified with: the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association.

●	Is engaged as an "investment advisor" as that term is defined in Section 201(11) of the Investment Advisor's Act of 1940 (whether or not registered or qualified under that Act).
●

Is employed by a bank or another organization that is exempt from registration under Federal and/or state securities laws to perform functions that would require him or her to be so registered or qualified if he or she were to perform such functions for an organization not so exempt.

The exchanges charge a substantial premium for their data to users who meet the criteria described above. In addition to the higher rates, the onboarding and subsequent approval process by these exchanges is cumbersome and not easily accomplished solely through an online process. We are currently working with our data provider and the individual exchanges to develop a streamlined digital onboarding process. We believe this will allow us to expand our reach to the "financial professional" market that we do not currently service. We believe our existing platform’s features will be well received by investment professionals once we are able to mitigate regulatory and pricing hurdles.

Portfolio Management Product

We are currently developing a new product in the form of a mobile app for iOS and Android that will provide real-time portfolio alerts for a broad demographic of investors. Many of these alerts are a product of derived data currently generated on the Blackbox platform. This app will be designed to integrate with online brokerage platforms and allow the user to import their current stock positions and stocks on their watchlist into our app. We believe these alerts will be extremely useful for portfolio management, loss mitigation, and other investment strategies. We plan to provide extensive menu options to allow the user to customize this application to their specific needs. This will be a stand-alone product and we plan to target all self-directed retail investors, not just day traders or swing traders allowing the Company to address a much broader segment of the market. We expect to release this product in the first half of 2022.

Cryptocurrency Analytics Platform

We are currently working on a quotation system and trading integration partnership that will allow our members to trade crypto currency through the “Blackbox Cryptos” platform. This new platform will include the same interactive social media component we provide to members of our current Blackbox platform. We expect to release this product in 2022. The overall market capitalization of crypto assets grew from less than $500 million to $782 billion between December 31, 2012 and December 31, 2020, representing a compound annual growth rate (or CAGR) of over 150% according to public information released by Coinbase Global, Inc. and incorporated in its SEC filings. We believe the explosive growth of this asset class combined with its technology focused investor base create a powerful opportunity for our financial technology and social media hybrid platform to provide a unique and disruptive tool to this market.

Additional Exchanges in Major Markets

We plan to expand into other markets and create products similar to our Blackbox System that provide proprietary analytics for people trading on other major exchanges in the world. Exchanges we are exploring include the Indian Stock markets (BSE and NSE), Canadian Securities Exchange (CSE), Toronto Stock Exchange (TSX), Brasilian BOVESPA, Frankfurt Stock Exchange (FWB) and the London Stock Exchange (LSE). We are also exploring expansion into China with focus on the Hong Kong Stock Exchange (HKSE) and the mainland Shenzhen Stock Exchange (SZSE).  We expect such expansion to be consummated in 2022 or 2023. We believe the number of traders in China and India represent significant growth opportunities for us.

While all of these exchanges utilize their national language, we believe they use substantially similar technology protocols making it relatively seamless for us to replicate our system in any of these markets. Members of the Company’s management team have prior experience developing trading platforms in multiple markets, including but not limited to the LSE, Tokyo Stock Exchange and Brasilian BOVESPA. We have extensive experience working with global data providers that provide real-time market data for any of these exchanges. Our algorithms are designed to import these feeds and process the raw data necessary to produce our proprietary analytics.

Lifestyle, Culture and Community

Blackbox is not just a trading tool and analytics provider. We are a lifestyle, a culture, and a community. We have a robust community of members spanning 42 countries that share the common goal becoming, and then creating successful traders. Our highly interactive social media platform fosters a team environment where our seasoned members often mentor the newer members. In previous years we created promotional apparel for trade shows and other marketing events. We soon began receiving repeated requests for this apparel from our members who saw these items online. Last year we opened an online store so our members could purchase our t-shirts, hoodies, hats, and other items bearing the Blackbox logo. Although the revenue from this merchandise is not significant. this enthusiastic representation of our brand provides a very effective form of marketing for our Company. Our members voluntary take photos of themselves in our apparel, both in their hometowns, and often while traveling the world. These photos posted on social media serve as effective method of marketing at little or no cost to the Company. They embody the trader lifestyle, financial independence, and the fierce loyalty of our members and clearly demonstrate the diverse nature and team-oriented philosophy of our member demographic.

Aspen	San Francisco	Bali

Antarctica	Miami	Brussels

Port au Prince	Switzerland	Peru

Chichen Itza	Hollywood	El Paso	Dallas

Marketing of the Blackbox System

We launched our Blackbox System and platform for use in the United States and made it available to subscribers in September 2016. Use of the platform is sold on a monthly or annual subscription basis to individual consumers through our website at http://www.blackboxstocks.com. We believe our Blackbox System subscriptions are priced competitively with similar web-based trading tools. We primarily use a combination of digital marketing campaigns and customer referral compensation plans in our advertising program. Our digital advertising efforts are comprised of display and video ads, along with banner and text ads across multiple search and social platforms. We also utilize targeted email marketing and a strategic global marketing campaign for brand awareness. We believe that this form of advertising has been and will continue to be effective in attracting subscribers. We continuously monitor and evaluate the effectiveness of specific social media platforms and allocate marketing funds accordingly. We also promote our subscriptions through an established compensated customer referral program. We offer certain subscribers the right to promote the Blackbox System and receive referral fees for subscribers generated from such subscribers’ effort. Generally, we pay referring subscribers $25 for each subscription generated and $25 for each month the subscriber continues their subscription. We incurred $272,908 and $121,227 in customer referral expenditures in each of the years ended December 31, 2020 and 2019, respectively, and $126,404 for the six months ended June 30, 2021. We expect to continue utilizing the customer referral sales program as it has proven to be an extremely efficient form of advertising. Our advertising and marketing expense was $705,706 and $261,470 for the years ended December 31, 2020 and 2019, respectively, and $554,500 for the six months ended June 30, 2021. We intend to continue to deploy a significant amount of marketing funds on both digital campaigns and customer referral programs in the future. In addition, we may also utilize television and radio advertising.

Data Suppliers

We contract with data suppliers and aggregators to provide our subscribers real time access to most major newswires, historical charting data and the real time m stock and options data that drive the backend algorithms. We currently maintain servers connected with our stock and options data provider. We plan to build an Amazon Web Services (AWS) network as a backup in the fourth quarter of 2021.

Intellectual Property

We rely on a combination of trademark and copyright laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product coding and marks. As of the date of this prospectus, the Company has not yet registered any trademarks, copyrights or other intellectual property associated with our business.

Government Regulation and Approvals

We offer our subscribing customers a trading tool and not a trading platform, broker dealer or exchange, and therefore we do not believe we are subject to regulatory oversight by the SEC, FINRA or other financial regulatory agencies. We are not aware of any governmental regulations or approvals required for the marketing or use of our Blackbox System or the services provided.

Competition

We operate in a highly competitive environment. Although, we believe that our Blackbox System is the only platform that has successfully merged a comprehensive analytics system or “scanner” and a social media platform within the same “dashboard” allowing members to view the same real-time data in parallel, there are a number of companies that offer one or more features that are similar to or attempt to address the same market as we do. These competitors have financial and other resources that are significantly greater than ours. The greatest amount of competition exists within products that provide trading analytics often referred to as “scanners”. We compete with these entities based on a number of factors including price, ease of use, standard features and proprietary features (if applicable). Ultimately, we believe the primary factor used in evaluating the trading analytics by any platform is the user’s ability to derive actionable information from that platform. This is where we believe our proprietary features differentiate the Blackbox System.

In addition to these technical tools, there are also a number of social media platforms that provide forums for traders and investors at little or no cost. The integration of our social media component within our platform creates a community that we believe is significantly superior to stand alone social media sites. Our members are able to interact and discuss ideas while viewing the same dashboard as opposed to having to switch back and forth between applications.

The final component to our platform is education. There are numerous standalone investment and trading applications, books, seminars and courses offered at many different price points. These products compete based on price, perceived value, level of sophistication and reputation among other factors. We offer our courses at no additional charge to our subscribers. In addition, we believe that our social media community provides our more experienced traders the opportunity to mentor newer traders which in turn contributes to the community environment we have developed.

In spite of these factors that differentiate us, we believe the following companies may be considered competitors due to similar product features and retail price points: Trade Ideas, Flow Algo and Trade Alert. Companies with social media platforms dedicated to financial markets include Stock Twits and Wall Street Bets.

Employees

As of September 15, 2021, the Company has 8 full-time employees and one part-time employee. We also currently have 12 contract workers that primarily serve as team traders on our Blackbox System platform.

None of our employees are represented by a labor organization, and we are not a party to any collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

We believe that our future success will depend in part on our continued ability to hire, motivate and retain qualified management, sales, marketing, and technical personnel. To date, we have not experienced significant difficulties in attracting or retaining qualified employees.

Properties

We do not own any real estate or other physical properties. Our principal office is located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240 in office space leased from Teachers Insurance and Annuity Association of America. During the years ended December 31, 2020 and 2019 we incurred $59,597 and $54,631, respectively, in office rental expense. Future minimum rental payments under the extended lease are $61,800 in 2021 and $46,863 in 2022.

We believe that the existing facilities at September 1, 2021, will be adequate to meet our operational requirements through 2022. We believe that all such facilities are adequately covered by appropriate property insurance.

Legal Proceedings

There are currently no material pending legal or governmental proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of September 11, 2021. All directors of our Company hold office until the next annual meeting of shareholders or until their successors have been elected and qualified. The executive officers of our Company are appointed by our Board of Directors and hold office until their death, resignation or removal from office.

Name	Age	Position(s) Held
Gust Kepler	56	Director, President, Chief Executive Officer
Robert Winspear	56	Director, Chief Financial Officer and Secretary
Eric Pharis	46	Chief Operating Officer
Andrew Malloy*	63	Director (1) (2) (3)
Ray Balestri*	61	Director (1) (2) (3)
Dalya Sulaiman*	55	Director (1) (2) (3)

* Independent Director as defined by Nasdaq Rule 5605(a)(2).

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

(3) Member of the Nominating and Governance Committee.

Executive Officers

Gust Kepler, Chairman of the Board, President and Chief Executive Officer. Mr. Kepler was appointed to serve as a director and our President and Chief Executive Officer on December 1, 2015. Mr. Kepler also serves as the President of G2 International, Inc. (“G2”). G2 is a consulting firm with expertise in investment banking founded by Mr. Kepler in 2002. G2’s primary focus is taking private companies public and providing advice regarding capitalization, strategic planning and investor relations. Prior to founding G2, Mr. Kepler founded Parallax Entertainment, Inc. (“Parallax”) in 1996. Parallax was an independent record label, online promotional vehicle and e-commerce solution for musicians on the Internet. Mr. Kepler managed all aspects of the label including A&R, production, marketing and distribution. In 2000, Mr. Kepler successfully completed a direct public offering for the company and Parallax subsequently became a publicly traded company on the OTC Bulletin Board. Mr. Kepler was also the cofounder of Glance Toys, Ltd. (“Glance Toys”) which was formed in 1990. Glance Toys designed, manufactured and marketed products classified in junior sporting goods category. Products included foam balls, flying discs and beach products, some of which received patents. Glance Toy’s products were sold nationally in prominent chains such as Wal-Mart, Target, Toys R Us, 7-Eleven, and numerous other well-known retailers.

Robert Winspear, Director, Chief Financial Officer and Secretary. Mr. Winspear was appointed as a Director and our Chief Financial Officer and Secretary on September 11, 2021. Prior to joining the Company, Mr. Winspear had been the President of Winspear Investments LLC, a Dallas based private investment firm specializing in lower middle market transactions, since 2002. Winspear Investments has made investments in a wide range of industries including banking, real estate, distribution, supply chain management, mega yacht marinas and hedge funds. Mr. Winspear was Vice President, Secretary and Chief Financial Officer of Excel Corporation, a credit card processing company (formerly EXCC:OTC) from May of 2014 to June of 2017. Mr. Winspear is on the board of directors of Alpha Financial Technologies/EAM Corporation, located in Dallas, Texas and VII Peaks Co-Optivist Income BDC II, Inc. an investment management company located in Orinda, California. Mr. Winspear earned a BBA and a MPA from the University of Texas at Austin.

Eric Pharis, Chief Operating Officer. Mr. Pharis is a founder of Blackboxstocks and was appointed Chief Operating Officer on September 11, 2021. Mr. Pharis has been working in quantitative finance for over 20 years. Prior to founding the Company with Mr. Kepler, Mr. Pharis worked in the proprietary trading operations of Daytek Securities, a pioneer in the area of electronic and algorithm trading, and also founded high frequency trading firm Blackbox Karma in 2005 as well as quantBrasil, a fully quantitative, computer driven hedge fund in Brazil launched in 2012 and EDM Operators, a commodities trading company using automated software based on news events launched in 2014. Mr. Pharis directs the development of the Company’s proprietary algorithms as well as data analysis. Mr. Pharis earned a bachelor of mechanical engineering from the University of Texas at Austin and a master of operations research with a certificate in financial engineering from Cornell University.

Non-Employee Directors

Andrew Malloy, Director. Mr. Malloy was appointed to serve as a director on September 11, 2021. He has been CEO of ATMalloy & Partners, a family office consulting firm, since 2018 and Co-CIO of 754 Fifth Avenue Associates LLC, a single family office since 1993. Mr. Malloy has over 35 years of experience in the alternative investment industry as both a principal, seed investor, and consultant to, Hedge Funds, Private Equity, ETF, FinTech, Digital assets, Venture Capital, and Early-Stage Angel Investing platforms and funds. Mr. Malloy sits on numerous advisory boards and earned a BA from Villanova University.

Ray Balestri, Director. Mr. Balestri was appointed to serve as a director on September 11, 2021. Mr. Balestri has been a partner with Bell Nunnally since 2009 and has over 30 years’ experience as a corporate attorney.  His practice focuses on assisting businesses with a wide variety of matters, including mergers and acquisitions, business sales and spin-offs, private placements, private equity and venture capital investments, C-level employment agreements and employee equity plans, and general corporate counseling in a broad array of industries. In addition to his legal experience Mr. Balestri has significant investment experience in a wide variety of private companies with over 40 holdings through his family investment partnership. Mr. Balestri earned a B.S. in mathematics from the University of Illinois and a J.D. from Harvard University.

Dalya Sulaiman, Director. Ms Sulaiman was appointed to serve as a director on September 11, 2021. Ms. Sulaiman has been founder and CEO of Dalya Imar Insaat, a construction company based in Istanbul Turkey since 2008. In addition to her role at Dalya Imar Insaat, Ms. Sulaiman serves as a consultant to Tepe Construction (a family-owned construction company) on industrial and commercial construction projects globally and represents certain food and beverage brands expanding into new markets. Ms. Sulaiman also manages other real estate investments for MAM Abramenko as well as brand management. Ms. Sulaiman graduated from Texas Christian University with a BBA.

Director Independence

Each of Messrs. Malloy, Balestri and Ms. Sulaiman are “independent” members of our board of directors as “independence” is defined in Nasdaq Marketplace Rule 5605(a)(2).

Family Relationships

There are no family relationships between any director or officer of the Company and any other such person.

Board Role in Risk Oversight and Management

The Board has an active role in the oversight and management of the Company’s risks and carries out its role directly and through Board committees. The Board’s direct role in the Company’s risk management process includes regular or periodic receipt and discussion of reports from management and the Company’s outside counsel and advisers on areas of material risk to the Company, including operational, strategic, financial, legal and regulatory risks.

The Board has also delegated the oversight and management of certain risks to the Audit and Compensation Committees of the Board. The Audit Committee is responsible for the oversight of Company risks relating to accounting matters, financial reporting and related party transactions. To satisfy these oversight responsibilities, the Audit Committee will regularly meet with, receive and discuss reports from the Chief Financial Officer, the Company’s independent registered public accountant, and the Company’s outside counsel. The Compensation Committee is responsible for the oversight of risks relating to the Company’s compensation and benefit programs. To satisfy these oversight responsibilities, the Compensation Committee will regularly meet with, receive and discuss reports from the Chief Executive Officer and the Chief Financial Officer to understand the financial, human resources and stockholder implications of compensation and benefit decisions.

The Board has also addressed risk through the adoption of corporate policies. The Board has adopted a Code of Ethics and Business Conduct that is designed to ensure that directors, officers and employees of the Company are aware of their legal and ethical responsibilities and conduct the Company’s business in a consistently legal and ethical manner.

The Company has not adopted any practices or policies regarding the ability of our employees (including officers) or Directors, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our common stock either granted to the employee or director by the Company as part of the compensation of the employee or director; or held, directly or indirectly, by the employee or director.

Committees

The Board has established Audit, Compensation, and Nominating and Governance Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. The functions of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee are described below.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as our independent auditors, setting the compensation for our independent auditors, overseeing the work done by our independent auditors and terminating our independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of our independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by our independent auditors, (iv) reviewing with management and our independent auditors our annual audited financial statements and our quarterly reports prior to filing such reports with the Securities and Exchange Commission, or the SEC, including the results of our independent auditors’ review of our quarterly financial statements, and (v) reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements. The Audit Committee also prepares the Audit Committee report that is required to be included in our annual proxy statement pursuant to the rules of the SEC. We have adopted an Audit Committee charter which can be found on our investor website at www.blackboxstocks.com.

The Audit Committee is composed of Andrew Malloy (Chairman), Ray Balestri and Dalya Sulaiman. The Audit Committee was newly formed on September 11, 2021 in order for us to meet our corporate governance requirements for listing on the Nasdaq Capital Market and has not yet met formally. Under the applicable rules and regulations of the Nasdaq Capital Market, each member of must be considered independent in accordance with Nasdaq Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that each of the members is “independent” as that term is defined under applicable NASDAQ and SEC rules. The Audit Committee has at least one financial expert (as defined by 407 (d)(5)(ii) of Regulation S-K). Andrew Malloy is currently the Audit Committee financial expert.

Compensation Committee

The Compensation Committee is composed of Ray Balestri (Chairman), Andrew Malloy and Dalya Sulaiman, each of whom is an independent director, as defined by Nasdaq Rule 5605(a)(2). The Compensation Committee was newly formed on September 11, 2021 in order for us to meet our corporate governance requirements for listing on the Nasdaq Capital Market and has not yet met formally. The Compensation Committee is empowered to advise management and make recommendations to the Board with respect to the compensation and other employment benefits of executive officers, key employees and directors of the Company. The Compensation Committee also administers the Company’s stock incentive plan for officers, directors, employees and consultants. The Compensation Committee is authorized, among other powers, to determine from time to time the individuals to whom options shall be granted, the number of shares to be covered by each option and the time or times at which options shall be granted pursuant to the stock incentive plan. We have adopted a Compensation Committee charter which can be found on our investor website at www.blackboxstocks.com.

Nominating and Governance Committee

The Nominating and Governance Committee is composed of Ray Balestri (Chairman), Andrew Malloy and Dalya Sulaiman, each of whom is an independent director, as defined by Nasdaq Rule 5605(a)(2). The Nominating and Governance Committee was newly formed on September 11, 2021 in order for us to meet our corporate governance requirements for listing on the Nasdaq Capital Market and is not expected to meet formally until sometime in 2022. We have adopted a Nominating and Governance Committee charter which can be found on our investor website at www.blackboxstocks.com.

Code of Business Conduct and Ethics

We have adopted a formal Code of Ethics and Business Conduct applicable to all Board members, officers and employees. Our Code of Ethics and Business Conduct can be found on our website at www.blackboxstocks.com.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

The following table sets forth all compensation for the last two fiscal years awarded to, earned by or paid our chief executive officer and our only other compensated executive officer serving during the last completed fiscal year (collectively, the “Named Executives”):

Summary Compensation Table

Name and Principal Position	Year	Salary	All other Compensation (1) ($)		Total ($)
Gust Kepler, Director, President and Chief	2020	$12,000	$11,120	(2)	$23,120
Executive Officer	2019	$12,000	$--		$12,000
Eric Pharis, Chief Operating Officer	2020	$21,250	$--		$21,250
	2019	$--			$--

(1) Other than the remuneration discussed above, during the periods described we had no retirement, pension, profit sharing, stock option or similar program for the benefit of the officers, directors or employees of the Company.

(2) Reflects cash bonus payment.

Narrative Disclosure to Summary Compensation Table

Gust Kepler, a director and our President and Chief Executive Officer is paid an annual salary of $12,000. Mr. Kepler was paid a discretionary cash bonus of $11,120 in 2020. All compensation was paid in cash pursuant to standard Company payroll practices.

Eric Pharis was appointed to serve as our Chief Operating Officer on September 11, 2021. Mr. Pharis’ salary is $102,000 per year beginning in October 2020. Prior to October 2020, Mr. Pharis was engaged by the Company as an independent contractor during which time he was paid $4,500 per month. During the years ended December 31, 2020 and 2019, the Company also engaged the services of EDM Operators (“EDM”), which is owned by Mr. Pharis and stockholder David Kyle, for application development services of the Company’s Blackbox System technology. During the years ended December 31, 2020 and 2019, EDM was paid $40,200 and $13,500 for services, respectively.

Employment Agreements

The Company has not entered into any other employment agreement or consulting agreement with any Named Executive officer or director of the Company providing for compensation and all serve at the discretion of our Board of Directors.

2021 Equity Incentive Plan

On August 4, 2021, our Board of Directors and our stockholders approved the adoption of the 2021 Stock Incentive Plan (the “2021 Plan”) and it became effective August 31, 2021. We have reserved 750,000 of our outstanding shares of our common stock for issuance under the 2021 Plan. Participation in the 2021 Plan will continue until all of the benefits to which the participants are entitled have been paid in full.

Description of Awards under the 2021 Plan

Under the 2021 Plan, the Board of Directors, the Compensation Committee or such other committee appointed by the Board of Directors (the “Plan Administrator”), which will administer the plan, may award to eligible employees, directors and consultants non-qualified stock options, restricted shares or any other award the Plan Administrator deems appropriate.

Stock Options

The Plan Administrator has discretion to award nonqualified stock options, or NQSOs, which are not intended to comply with Section 422 of the Internal Revenue Code. The exercise price of an option may not be less than the fair market value of the underlying shares of common stock on the date of grant.

Restricted Shares

The Plan Administrator may impose restrictions and conditions as to awards of restricted shares of common stock as it deems advisable. As specified in the relevant award agreement, restrictions may include a requirement that participants pay a stipulated purchase price for each share of restricted stock, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals and/or restrictions under applicable federal or state securities laws.

Change in Control

In the event of a change in control, as defined in the 2021 Plan, generally all options granted under the 2021 Plan will vest and become immediately exercisable; and restriction periods and other restrictions imposed on restricted stock will lapse.

Stock Option Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under the 2021 Plan. We expect to file the first such registration statement soon after the date of this prospectus and such registration statement will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of the date of this prospectus, we estimate that such registration statement on Form S-8 will cover 750,000 shares.

Outstanding Equity Awards at Fiscal Year End

We have granted a total of 598,500 shares under the 2021 Plan during 2021. The Company did not grant options to acquire shares of common stock to the Named Executives during fiscal years 2019 and 2020. Also, the Company did not grant any stock awards or non-equity incentive plan units during fiscal years 2019 and 2020 under any other equity incentive plan.

Compensation of Directors

Prior to 2021, we have not paid compensation to Company directors for their service on our board. Subject to the completion of this offering, our independent board members will be compensated for their service on the board. Our directors will each be paid an annual cash retainer of or in equity incentives valued at $30,000 per year and receive an option grant of 5,000 shares of our common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company engaged the services of EDM Operators (“EDM”), which is owned by Company stockholders Eric Pharis and David Kyle, for application development services of the Company’s Blackbox System technology. During the years ended December 31, 2020 and 2019, EDM was paid $40,200 and $13,500 for services, respectively.

G2 International, Inc. (“G2”), which does business as IPA Tech Group (“IPA”), is a company wholly owned by Gust C. Kepler, a Director, President, Chief Executive Officer, and the Company’s controlling stockholder. As of June 30, 2021, the Company has a prepaid balance of $36,700 for public relations and marketing services with G2/IPA. These funds are reserved in anticipation of a future campaign after the completion of this offering.

Robert Winspear was appointed to serve as our Chief Financial Officer and Secretary on September 11, 2021. Mr. Winspear’s salary is $200,000 per year beginning on September 11, 2021 and Mr. Winspear was granted a warrant to purchase 100,000 shares of common stock which vests ratably over 36 months. On August 11, 2020 we entered into a letter agreement with Winspear Investments, LLC (“Winspear”), pursuant to which the Company retained Winspear to provide strategic advisory services for financial and business matters. Winspear is 100% owned by our Chief Financial Officer, Robert Winspear, and his wife. The agreement provides for a minimum three-month term and that Winspear would be compensated with the grant of 20,000 shares of the Company’s common stock at inception and an additional 5,000 shares per month for the initial term. In the event Winspear continues to provide services, Winspear shall be compensated an additional grant of 3,000 shares per month for a total of twelve-months and such grants shall not exceed an aggregate issuance of 71,000 shares. The agreement also provides that Winspear shall be granted 80,000 shares if the Company achieves a listing with NASDAQ. The total shares issuable under the agreement shall not be less than a minimum of 35,000 and not exceed a maximum of 151,000 shares. As of June 30, 2021 59,000 common shares have been issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of September 15, 2021, unless otherwise indicated, by: (1) each person known to us to be the beneficial owner of more than 5% of our common stock; (2) each director of the Company; (3) the Company’s current executive officers and (4) all current directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Applicable percentages are based upon 10,320,879 shares of Common Stock and 3,269,998 shares of Preferred Stock outstanding as of September 15, 2021. The percentage of class beneficially owned after the offering is based on an issuance of _____ shares of common stock by the Company in the offering, and does not take into account any shares subject to the underwriters’ purchase option.

Name of Beneficial Owner or Group	Amount and Nature of Beneficial Ownership Prior to the Offering(1)	Percent of Class (%) Prior to the Offering	Shares To Be Sold In The Offering	Amount and Nature of Beneficial Ownership After the Offering	Percent of Class (%) After The Offering
Common Stock
Gust Kepler(2)(3)	2,332,435	22.6	0	2,332,435
Eric Pharis(2)	791,615	7.7	0	791,615
Robert Winspear (2)(4)	73,555	*	0	153,555
Andrew Malloy(2)(5)	833	*	0	833
Ray Balestri(2)(5)	833	*	0	833
Dalya Sulaiman(2)(5)	111,944	1.1	0	111,944
All directors and executive officers as a group (6 persons) (2)	3,311,215	32.1	0	3,311,215
David Kyle (2)	833,334	8.1	0	833,334
Stephen Chiang (6)	1,000,000	9.7	0	1,000,000

Series A Preferred Stock
Gust Kepler(2)	3,269,998	100	0	3,269,998
All directors and executive officers as a group (6 persons) (2)	3,269,998	100	0	3,269,998

*       Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) Beneficial ownership is calculated in accordance with the rules of the SEC in accordance with Rule 13d-3(d)(1) of the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days following September 15, 2021 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Unless otherwise specified, the address of each of the persons listed as an executive or officer is in care of the Company, at the address of 5430 LBJ Freeway, Suite 1485, Dallas, Texas 75240.

(3) Includes 767 shares owned by Judy Children Inheritance Trust for which Mr. Kepler serves as trustee. Excludes 3,269,998 shares of common stock in which Series A Preferred Stock held by Mr. Kepler may be converted (separately noted in the table). Each share of Series A Preferred Stock held by Mr. Kepler is entitled to 100 votes on all stockholder matters, and along with the common stock held by Mr. Kepler collectively represents approximately 41.2% of our issued and outstanding capital stock  and approximately 97.6% of the voting power of our stockholders.

(4) Includes 59,000 shares owned by Winspear Investments LLC which is 100% owned by Mr. Winspear and his wife. An additional 9,000 shares are due to Winspear Investments LLC as of September 11, 2021 and 80,000 shares will be due upon the completion of this offering pursuant to a consulting agreement with the Company. Also includes 5,555 shares underlying a warrant exercisable by Mr. Winspear for 100,000 shares that vest over 36 months.

(5) Includes 833 shares underlying options that are exercisable within 60 days of the date of this prospectus resulting from an option granted to each of Mr. Malloy, Mr. Balestri and Ms. Sulaiman to purchase 5,000 shares of Common Stock under the 2021 Equity Incentive Plan which vest ratably over twelve months. Excludes the remaining 4,167 unvested shares underlying each option granted to each of Mr. Malloy, Mr. Balestri and Ms. Sulaiman that are not exercisable within 60 days.

(6) Mr. Chiang’s address is 8 Kitchener Link, City Square Residences #21-14, Singapore 207226.

DESCRIPTION OF CAPITAL STOCK

The following description is intended as a summary of our Articles of Incorporation (which we refer to as our “charter”) and our bylaws, each of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Nevada Revised Statutes (“NRS”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our charter and bylaws.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Preferred Stock

Pursuant to our charter, as amended, our board has the authority, without further stockholder approval, to provide for the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock.

Of the 10,000,000 shares of authorized preferred stock, 5,000,000 shares are designated Series A Convertible Preferred Stock of which 3,269,998 are currently outstanding. As designated, each holder of Series A Convertible Preferred Stock is entitled to 100 votes, for each share held of record on the applicable record date on all matters presented for a vote of the stockholders of the Company, including, without limitation, the election of directors. Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock. Shares of Series A Convertible Preferred Stock shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution of the Company, pari passu with our common stock.

As of September 15, 2021, Gust C. Kepler, who serves as a director, President and Chief Executive Officer of the Company, owns all 3,269,998 shares of our Series A Convertible Preferred Stock representing 100% of the issued and outstanding Series A Convertible Preferred Stock, collectively representing approximately 97.6% of the voting power of our stockholders (based upon 10,320,879 shares of common and 3,269,998 shares of Series A Stock issued and outstanding as of September 15, 2021). As a result, Mr. Kepler is able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, including a change in control of our Company.

Although we have no present intention to designate and/or issue any additional shares of preferred stock, the designation and issuance of shares of additional preferred stock, or the designation and issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

Our charter, as amended to date, and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions which may involve an actual or threatened change of our control. Our board is authorized to adopt, alter, amend and repeal our bylaws or to adopt new bylaws.  In addition, our board has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.  Of the 10,000,000 shares of authorized preferred stock, 5,000,000 shares are designated Series A Convertible Preferred Stock, of which 3,269,998 are currently outstanding. As designated, each holder of Series A Convertible Preferred Stock is entitled to 100 votes, for each share held of record on the applicable record date on all matters presented for a vote of the stockholders of the Company, including, without limitation, the election of directors. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

Anti-Takeover Effects of Nevada Law

Business Combination

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or the NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

●

the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or

●

if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisition

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the tenth day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. Our Articles of Incorporation, as amended provide that we have opted out of and will not be subject the control share statutes.

Stock Exchange Listing

Our common stock is currently listed on the OTC Pink under the symbol “BLBX.” In conjunction with this offering, we have applied to list our common stock on the Nasdaq Capital Market, under the symbol “BLBX.”

Transfer Agent and Registrar

Our transfer agent and registrar is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093. Its telephone number is (469) 633-0101.

UNDERWRITING

Alexander Capital, L.P. is acting as the book running manager of the offering, and we will enter into an underwriting agreement on the date of this prospectus, with them as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Alexander Capital, L.P.

Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations will be subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of ___ additional shares of common stock (15% of the shares sold in this offering) from us. If the underwriters exercise all or part of this option, it will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discounts and commissions. If this option is exercised in full, the total offering proceeds will be $____ and the total net proceeds, before expenses, to us will be $____.

Discount

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$
Underwriting discount (8.25%)	$
Proceeds, before expenses, to us	$

The underwriters propose to offer the shares offered by us to the public at the public offering price per share set forth on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $____ per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We have agreed to pay the underwriters’ non-accountable expenses allowance equal to 1% of the public offering price of the shares (excluding shares that we may sell to the underwriters to cover over-allotments). We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all filing fees incurred in clearing this offering with FINRA; (b) fees, expenses and disbursements relating to background checks of our officers and directors; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (d) stock transfer and/or stamp taxes, if any, payable upon the transfer of shares of our common stock to the underwriters; (e) the costs associated with bound volumes of the public offering materials as well as Lucite cube mementos; (f) the cost associated with the underwriter’s use of book-building and compliance software for the offering, (g) the underwriters’ actual accountable road show expenses for the offering; and (h) up to $75,000 for the fees of the underwriters’ counsel; provided, the maximum amount we have agreed to pay the underwriters for items (b), (e), (f), (g) and (h) above is $175,000. We have agreed to pay an expense deposit of $25,000, or the Advance, to the representative, which will be applied against the out-of-pocket accountable expenses that will be payable by us to the underwriters in connection with this offering. Any portion of the Advance will be returned to us in the event it is not actually incurred.

We have granted to the Representative a right of first refusal to act as sole investment banker, sole book-runner and/or sole underwriter in connection with any public underwriting or private placement of debt or equity securities until nine (9) months after completion of this offering, subject to certain exceptions.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $______.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Underwriter Warrants

We have agreed to issue to the to the Representative or its designees warrants to purchase up to a total of 6% of the shares of common stock sold in this offering (excluding the shares sold through the exercise of the over-allotment option). The warrants are exercisable at $___ per share (125% of the public offering price) commencing on a date which is 180 days from the effective date of the offering under this prospectus and expiring on a date which is no more than five (5) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or their permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from effectiveness. In addition, the warrants provide for “piggy-back” registration rights with respect to the shares underlying the warrants, exercisable in certain cases for a period of no more than seven (7) years from the effective date of the offering. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

We have granted the representative a right of first refusal to act as sole advisor, investment bank, book-running manager and/or placement agent, at the representative’s sole discretion, for each and every public and private financing transaction or merger and acquisition transaction until nine (9) months following the effective date of this offering, subject to certain exceptions.

Lock-Up Agreements

Our officers and directors and certain holders of 5% or more of our shares of outstanding common stock have agreed to be subject to a lock-up for 180 days following the date of closing of the offering pursuant to this prospectus. This means that, during the lock-up period, these persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock, subject to certain customary exceptions. We have also agreed, in the underwriting agreement, to lock-up restrictions on the issuance and sale of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock for 120 days following the date of closing of the offering pursuant to this prospectus, subject to certain customary exceptions, without the consent of the representative. The representative may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters, if any, participating in this offering and the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the Registration Statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

●

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

●

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over- allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●

Penalty bids permits the underwriters to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of Common Stock or preventing or retarding a decline in the market price of our shares of Common Stock. As a result, the price of our Common Stock or warrants in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Common Stock. These transactions may be effected on The Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Common Stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Indemnification

We have agreed to indemnify the underwriters and selected dealers against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters or selected dealers may be required to make for these liabilities.

Other Relationships

The underwriters and their affiliates have in the past and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received or may in the future receive customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Winstead, PC will pass upon the validity of the shares of common stock offered hereby for us. Certain legal matters in connection with this offering will be passed on for the underwriters by Sullivan & Worcester LLP.

EXPERTS

The financial statements as of December 31, 2019 and 2020 included in this prospectus have been so included in reliance on the report of Turner, Stone & Company, L.L.P. (“Turner Stone”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Some items included in the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

A copy of the registration statement and the accompanying exhibits and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we will file proxy statements, periodic information and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.blackboxstocks.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not a part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

BLACKBOXSTOCKS, INC.

Financial Statements for the Three and Six Months Ended June 30, 2021 (unaudited)

Balance Sheets as of June 30, 2021 (Unaudited) and December 31, 2020

Statements of Operations for the Three and Six Months Ended June 30, 2021 and 2020 (Unaudited)

Statement of Stockholders’ Deficit for the Six Months Ended June 30, 2021 and 2020 (Unaudited)

Statements of Cash Flows for the Six Months Ended June 30, 2021 and 2020 (Unaudited)

Notes to Financial Statements

Financial Statements for the Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Balance Sheets as of December 31, 2020 and 2019

Statements of Operations for the Years Ended December 31, 2020 and 2019

Statement of Stockholders’ Deficit for the Years Ended December 31, 2020 and 2019

Statements of Cash Flows for the for the Years Ended December 31, 2020 and 2019

Notes to Financial Statements

Blackboxstocks Inc.

Balance Sheets

As of June 30, 2021 (Unaudited) and December 31, 2020

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash	$626,490	$972,825
Accounts receivable, net of allowance for doubtful accounts of $68,589 at June 30, 2021 and December 31, 2020, respectively	31,184	17,990
Inventory	22,856	17,661
Total current assets	680,530	1,008,476

Property and equipment:
Office, computer and related equipment, net of depreciation of $71,666 and $61,961 at June 30, 2021 and December 31, 2020, respectively	50,484	5,682
Right of use lease, net of amortization of $123,269 and $97,725 at June 30, 2021 and December 31, 2020, respectively	425,830	62,348
Total property and equipment	476,314	68,030

Long term assets:
Prepaid expenses	55,701	44,643
Prepaid expenses, related party (Note 5)	36,700	36,700
Total long term assets	92,401	81,343

Total Assets	$1,249,245	$1,157,849

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$438,789	$352,545
Accrued interest	6,206	10,425
Unearned subscriptions	926,169	1,016,157
Lease liability right of use, current	62,050	40,473
Other liabilities	-	180,000
Senior secured note payable, current	10,000	10,000
Convertible notes payable, net of discount of $10,171 and $194,267 at June 30, 2021 and December 31, 2020, respectively (Note 6)	39,868	257,150
Notes payable (Note 6)	130,200	131,605
Notes payable, related party (Note 6)	-	859
Total current liabilities	1,613,282	1,999,214

Long term liabilities:
Senior secured note payable, long term, net of debt issuance costs of $73,225 and $99,852 at June 30, 2021 and December 31, 2020, respectively	916,775	890,148
Lease liability right of use, long term	368,267	26,241
Total long term liabilities	1,285,042	916,389

Commitments and contingencies (Note 7)

Stockholders' Deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	-	-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized; 5,000,000 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	5,000	5,000
Common stock, $0.001 par value, 100,000,000 shares authorized: 8,590,877 and 8,410,386 issued and outstanding at June 30, 2021 and December 31, 2020, respectively	8,591	8,410
Common stock, subscribed	-	12,500
Additional paid in capital	5,752,929	5,401,154
Accumulated deficit	(7,415,599)	(7,184,818)
Total Stockholders' Deficit	(1,649,079)	(1,757,754)

Total Liabilities and Stockholders' Deficit	$1,249,245	$1,157,849

Blackboxstocks Inc.

Statements of Operations

For the Three and Six Months Ended June 30, 2021 and 2020

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Revenue:
Subscriptions	$1,460,376	$801,048	$2,946,173	$1,212,849
Other revenues	3,230	7,800	7,101	11,250
Total revenues	1,463,606	808,848	2,953,274	1,224,099

Cost of revenues	409,578	242,158	805,352	412,510

Gross margin	1,054,028	566,690	2,147,922	811,589

Operating expenses:
Software development costs	203,255	57,914	333,693	92,245
Selling, general and administrative	615,727	315,991	1,222,414	665,436
Advertising and marketing	347,188	142,732	554,500	231,076
Depreciation and amortization	5,381	3,337	9,705	6,828
Total operating expenses	1,171,551	519,974	2,120,312	995,585

Operating income (loss)	(117,523)	46,716	27,610	(183,996)

Interest expense	33,257	61,265	74,295	94,760
Convertible note financing	-	282,693	-	500,469
Gain on derivative liability	-	(554,315)	-	(1,155,485)
Default expense	-	-	-	24,750
Amortization of debt discount	92,556	63,246	184,096	114,853

Income (loss) before income taxes	(243,336)	193,827	(230,781)	236,657

Income taxes	-	-	-	-

Net income (loss)	$(243,336)	$193,827	$(230,781)	$236,657

Weighted average number of common
shares outstanding - basic	8,581,448	7,958,231	8,547,758	7,950,539
shares outstanding - fully diluted	8,581,448	13,450,090	8,547,758	12,995,459

Net loss per share - basic	$(0.03)	$0.02	$(0.03)	$0.03
Net income per share - fully diluted		$0.02		$0.02

Blackboxstocks Inc.

Statement of Stockholders’ Deficit

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	Series A						Common	Additional
	Preferred Stock		Preferred Stock		Common Stock		Stock	Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Subscribed	Capital	Deficit	Total

Balance at December 31, 2019	5,000,000	$5,000	-	-	7,908,231	$7,908	$35,060	$3,443,640	$(6,829,907)	$(3,338,299)

Issuance of shares in settlement of expenses	-	-	-	-	50,005	50	-	99,950	-	100,000

Warrants issued for amendment of convertible notes payable	-	-	-	-	-	-	-	282,693	-	282,693

Net income	-	-	-	-	-	-	-	-	236,657	236,657

Balance at June 30, 2020	5,000,000	$5,000	-	-	7,958,236	$7,958	$35,060	$3,826,283	$(6,593,250)	$(2,718,949)

Balance at December 31, 2020	5,000,000	$5,000	-	-	8,410,386	$8,410	$12,500	$5,401,154	$(7,184,818)	$(1,757,754)

Issuance of shares for cash	-	-	-	-	70,772	71	-	137,935	-	138,006

Issuance of subscribed shares	-	-	-	-	6,411	6	(12,500)	12,494	-	-

Issuance of shares in settlement of liabilities	-	-	-	-	103,308	104	-	201,346	-	201,450

Net loss	-	-	-	-	-	-	-	-	(230,781)	(230,781)

Balance at June 30, 2021	5,000,000	$5,000	-	-	8,590,877	$8,591	$-	$5,752,929	$(7,415,599)	$(1,649,079)

Blackboxstocks Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	June 30,
	2021	2020
Cash flows from operating activities
Net income (loss)	$(230,781)	$236,657
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	9,705	6,828
Amortization of note discount	184,096	114,853
Amortization of debt issuance costs	26,628	-
Shares issued in settlement of financing costs	-	100,000
Shares issued in settlement of services	21,450	-
Expenses paid by lender	-	6,030
Convertible note financing	-	500,469
Change in fair value of derivative liability	-	(1,155,485)
Convertible note default expense	-	24,750
Right of use lease expense	120	1,350
Changes in operating assets and liabilities:
Accounts receivable	(13,194)	(7,655)
Inventory	(5,195)	-
Prepaid expenses	(11,058)	-
Accounts payable	86,244	22,514
Accrued interest	(4,219)	69,637
Accrued interest, related party	-	7,280
Unearned subscriptions	(89,988)	160,452
Net cash provided by (used in) operating activities	(26,192)	87,680

Cash flows from investing activities
Purchases of property and equipment	(54,507)	-
Net cash used in investing activities	(54,507)	-

Cash flows from financing activities
Common stock issued for cash	150,506	-
Common stock subscribed	(12,500)	-
Proceeds from issuance of notes payable	-	127,100
Proceeds from issuance of convertible notes payable	-	100,000
Proceeds from Payroll Protection Program	-	130,200
Principal payments on notes payable	(1,405)	(233,800)
Principal payments on convertible notes payable	(401,378)	-
Principal payments on notes payable, related parties	(859)	(78,246)
Cash advances from related parties	-	5,000
Net cash provided by (used in) financing activities	(265,636)	50,254

Net increase (decrease) in cash	(346,335)	137,934

Cash - beginning of year	972,825	21,172
Cash - end of period	$626,490	$159,106

Supplemental disclosures
Interest paid	$78,502	$-
Income taxes paid	$-	$-
Non-cash investing and financing activities:
Repayment of note in exchange for note payable	$-	$(39,370)
Common stock issued in settlement of accrued liabilities	$180,000	$-
Discount on notes payable	$-	$69,500
Repayment of note payable, related party in exchange for advances	$-	$4,823

Blackboxstocks Inc.

Notes to Financial Statements

For the Three and Six Months Ended June 30, 2021 and 2020

1. Organization

Blackboxstocks Inc. was incorporated on October 4, 2011 under the laws of the State of Nevada under the name SMSA Ballinger Acquisition Corp. to effect the reincorporation of Senior Management Services of Heritage Oaks at Ballinger, Inc., a Texas corporation, mandated by a Plan of Reorganization confirmed by the United States Bankruptcy Court for the Northern District of Texas for reorganization under Chapter 11 of the United States Bankruptcy Code.

The Company changed its name to Blackboxstocks, Inc. and began operating as a financial technology and social media platform in March 2016. The platform offers real-time proprietary analytics and news for stock and options traders of all levels. The Company believes its web-based software employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. The software continuously scans the NASDAQ, New York Stock Exchange, CBOE, and other options markets, analyzing over 8,000 stocks and up to 1,000,000 options contracts multiple times per second. The Company also provides users with a fully interactive social media platform that is integrated into our dashboard, enabling users to exchange information and ideas quickly and efficiently through a common network. Recently, the Company also introduced a live audio/video feature that allows members to broadcast on their own channels to share trade strategies and market insight within the community. The platform was initially made available to subscribers in September 2016. Subscriptions for the use of the platform are sold on a monthly and/or annual subscription basis to individual consumers through the Company website at http://www.blackboxstocks.com.

2. Summary of Significant Accounting Policies

The accompanying interim unaudited financial statements and footnotes of Blackboxstocks Inc. have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the instructions to Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods, but are not necessarily indicative of the results of operations to be anticipated for the full year ending December 31, 2021. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon the Company's ability to obtain sufficient financing or establish itself as a profitable business. At June 30, 2021, the Company had an accumulated deficit of $7,415,599, and for the years ended December 31, 2020 and 2019 the Company incurred net losses of $354,911 and $2,983,438, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 6, the Company executed a Loan Agreement with certain lenders (the “Lenders”) and FVP Servicing LLC, (“FVP”), as agent for the Lenders in connection with the issuance of a Note in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022. Simultaneously, with the execution of the Loan Agreement, the Company repaid an existing secured note payable in the amount of $100,000 along with accrued interest, and certain outstanding trade payables in the amount of $133,880. In addition, the Company granted the Lender a security interest in substantially all of its assets. As a result of this financing and the cash flows from operations, the Company had a cash balance of $626,490 at June 30, 2021. Management believes that this will be sufficient to fund its operations and service its debt for the next twelve months. In addition, management may continue to raise additional debt or equity capital in order to improve liquidity or finance more aggressive growth or development. There can be no assurance that the Company will be able to raise additional capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Use of Estimates - The Company’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with GAAP.  Actual results could differ from those estimates.

Cash - Cash includes all highly liquid investments that are readily convertible to known amounts of cash and have original maturities at the date of purchase of three months or less.

Recently Issued Accounting Pronouncements - During the six months ended June 30, 2021 there were several new accounting pronouncements issued by the FASB. Each of the pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Earnings or (Loss) Per Share - Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period.

Revenue Recognition - Revenue is recognized from the sale of subscriptions for the use of the Blackbox System web application, on a monthly or annual basis. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities. The performance obligation by the Company is in exchange for the monthly subscription fee, the subscriber is allowed access to the Blackbox System on the website for the calendar month. Revenue related to annual subscriptions is recognized each month with unearned subscriptions reflected as a current liability.

Reclassification - Affiliate referral expenses totaling $92,943 as of June 30, 2020 have been reclassed from cost of operations to selling, general and administrative expenses on the statement of operations.

3.   Stockholders’ Deficit

The Company has authorized 10,000,000 shares of preferred stock at $0.001 par value, 5,000,000 of which are designated as “Series A Convertible Preferred Stock” at $0.001 par value and 100,000,000 authorized shares of common stock at $0.001 par value (“Common Stock”).

Shares of Series A Convertible Preferred Stock do not accumulate dividends, have no liquidation preferences and are convertible into shares of Common Stock on a one-for-one basis. Additionally, each share entitles the holder to 100 votes and, with respect to dividend and liquidation rights, the shares rank pari passu with the Company’s Common Stock. Until May 27, 2021 all shares were held by Gust C. Kepler, Director, Chief Executive Officer, President and Chief Financial Officer (“Mr. Kepler”). On May 27, 2021 Mr. Kepler sold and transferred 1,130,002 shares of the Series A Convertible Preferred Stock and as of June 30, 2021 he holds 3,869,998 shares.

During the six months ended June 30, 2021 the Company exchanged a liability of $180,000 for the purchase of a Simple Agreement for Future Tokens into 92,308 shares of Common Stock at $1.95 per share.

During the six months ended June 30, 2021 the Company sold 70,772 shares of Common Stock to third parties for $138,006 and issued 6,411 shares of Common Stock previously subscribed for $12,500.

4. Warrants to Purchase Common Stock

Costs attributable to the issuance of warrants to purchase common stock are measured at fair value at the date of issuance and offset with a corresponding increase in ‘Additional Paid in Capital’ at the time of issuance. The fair value cost is computed utilizing the Black-Scholes model and assuming volatility based on U.S. Treasury yield rates for a similar period. The cost of these warrants was not recognized in the financial statements because they were granted in connection with raising capital for the Company. When the options or warrants are exercised, the receipt of consideration will be reported as an increase in stockholders’ equity.

Concurrently with the execution of certain securities purchase agreements, the Company issued warrants to purchase Common Stock. Each warrant is exercisable for a period of one to five years from the date of the securities purchase agreement. The fair value cost at the date of issuance of these warrants was $639,194.

In conjunction with the issuance of convertible notes payable as described in Note 6, a warrant for the purchase of up to 115,385 shares of common Stock exercisable for a one-year period was issued at an exercise price of $0.01 per share and another warrant for the purchase of up to 360,000 shares of Common Stock exercisable for a five-year period was issued at an exercise price of $1.00 per share. During the year ended December 31, 2020, the warrants for the purchase of 115,385 shares of Common Stock were exercised at $0.01 and as of June 30, 2021, there are warrants for the purchase of up to 479,554 shares of Common Stock outstanding.

	Number of Shares	Exercise Price			Weighted Average Remaining Life (in year)
Warrants as of December 31, 2019	84,295		$1.95		4.53
Issued during 2020	-	$0.01	-	$1.95
Exercise during 2020	(115,385)		$0.01

Warrants as of December 31, 2020	479,554		$0.97
Warrants as of June 30, 2021	479,554		$0.97		7.95

5.  Related Party Transactions

G2 International, Inc. (“G2”), which does business as IPA Tech Group (“IPA”), is a company wholly owned by Mr. Kepler. As of June 30, 2021 and 2020 the Company had a prepaid balance of $36,700 for public relations and marketing services with G2/IPA. These funds are reserved in anticipation of a future campaign to move the Company’s stock to listing on a national exchange.

6. Debt

A summary of the Company’s debt at June 30, 2021 and December 31, 2020, by counterparty, is as follows:

Loan Description	6/30/2021	12/31/2020

$1,000,000 12% Senior secured note due November 12 2022	$1,000,000	$1,000,000
$130,200 loan bearing interest at 1% per annum maturing May 1, 2022 issued under the Payroll Protection Program	130,200	130,200
$108,000 related party note payable due November 30, 2020	--	859
$385,000 8% convertible note payable due July 2021	35,220	318,012
$165,000 8% convertible note payable due July 2021	14,819	133,405
Miscellaneous equipment loans	--	1,405
	1,180,239	1,583,881
Less unamortized discount and debt issuance costs	(83,396)	(294,119)
Total notes payable	$1,096,843	$1,289,762
Current portion of long-term debt	180,068	399,614
Long-term portion	$916,775	$890,148

Notes Payable

On May 1, 2020, pursuant to the Paycheck Protection Program under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) the Company was awarded a loan of $130,200. The loan carries an interest rate of 1% and matures on May 1, 2022. The Company may apply for loan forgiveness following SBA guidelines and a portion or all of the loan may be forgiven.

On November 12, 2020, the Company executed a Loan Agreement with certain Lenders (“the Lenders”) and FVP Servicing LLC, as agent for the Lenders in connection with the issuance of a Note in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022. Simultaneously, with the execution of the Loan Agreement, the Company also entered into an agreement with an affiliate of FVP to provide certain credit and debit card processing services for the Company, which services will continue for a period of one year after the loan is repaid and contains a right of first refusal to continue to provide such services in the future subject to certain limitations. Mr. Kepler executed a guaranty in favor of FVP in connection with the loan. Proceeds from the loan were used to repay the existing senior secured loan balance of $100,000 along with accrued interest, certain outstanding trade payables in the amount of $133,880 and for general working capital purposes. In addition, the Company granted the Lender a security interest in substantially all of its assets.

Notes Payable, related party

On December 6, 2018, Mr. Kepler, advanced $108,000 to the Company for payment to a third party note holder in exchange for an unsecured promissory note. During the six months ended June 30, 2021 and year ended December 31, 2020 the Company repaid $859 and $107,141, respectively, reducing the balance due as of June 30, 2021 to $0.

Convertible Notes Payable

On May 21, 2019, the Company issued an 8% Fixed Convertible Promissory Note payable to a third party with a face value of $385,000, which included an original issue discount of 10% on the investment amount. On July 17, 2019, the Company issued another 8% Fixed Convertible Promissory Note with a face value of $165,000 which also included am original discount of 10% on the investment amount. The two notes contain substantially identical terms. The Company recorded the value of the notes conversion feature in the amount of $342,308 at inception. The Company defaulted on the notes and incurred default fees of $57,750 and $24,750 for the years ended December 31, 2019 and 2020, respectively which amounts were added to the principal balance.

On July 10, 2020, the Company entered into Forbearance and Note Settlement Agreements (“Agreements”) with the holders of the 8% Fixed Convertible Promissory Notes agreeing to take no further action to avail themselves of the remedies of default defined in the Notes. The Agreements stipulate the Company remit payment of all accrued interest and principal outstanding beginning on July 20, 2020 for thirteen agreed upon payments and until the note is repaid in full. Upon execution of these Agreements, effectively extinguishing the above-described notes, the Company recognized a cancellation of the derivative liability previously related to the conversion feature of $522,065. As additional consideration for the Agreements, the holders were issued warrants to purchase up to 360,000 shares of the Company’s Common Stock at a price of $1.00 per share, exercisable beginning January 10, 2021 and expiring on July 10, 2025. The fair value of the warrants at the date of issuance was $371,243, and was reflected in paid in capital and the related debt discount is being amortized over the term of the Agreements.

7. Commitments and Contingencies

On August 11, 2020 the Company entered into a letter agreement with Winspear Investments, LLC (“Winspear”), pursuant to which the Company retained Winspear to provide strategic advisory services for financial and business matters. The agreement provided for a minimum three-month term and that Winspear would be compensated with the grant of 20,000 shares of the Company’s common stock at inception and an additional 5,000 shares per month for the initial term. In the event Winspear continues to provide services, Winspear shall be compensated an additional grant of 3,000 shares per month for a total of twelve-months and such grants shall not exceed an aggregate issuance of 71,000 shares. The agreement also provides that Winspear shall be granted 80,000 shares if the Company achieves a listing with NASDAQ. The total shares issuable under the agreement shall not be less than a minimum of 35,000 and not exceed a maximum of 151,000 shares. As of June 30, 2021 59,000 common shares have been issued.

On February 22, 2021 the Company amended its lease with Teachers Insurance and Annuity Association of America (“TIAA”) to expand its space by approximately 847 square feet for a total of 2,685 square feet and extended the expiration date to September 30, 2025.

On April 14, 2021, the Company amended its lease with TIAA extending the lease expiration until September 30, 2028. The table below shows the future lease payment obligations.

Year ended	Amount
2021	44,357
2022	88,792
2023	87,934
2024	89,948
2025	91,122
2026 and thereafter	260,781

The Company is not currently a defendant in any material litigation or any threatened litigation that could have a material effect on the Company’s financial statements.

8. Subsequent Events

On July 9 and July 14, 2021 holders of 1,130,002 of the Company’s Series A Convertible Preferred Shares converted their Series A Convertible Preferred Shares into 1,130,002 shares of the Company’s Common Stock.

On August 11, 2021, the Company filed an information statement with the SEC disclosing that the Company had created the 2021 Blackboxstocks, Inc. Incentive Stock Plan (the “Plan”). The Plan provides for the grant of stock options and restricted stock grants to employees, directors and certain non-employee consultants. The Plan shall be administered by the Company’s board of directors or a committee thereof. 750,000 shares of the common stock are reserved for issuance under the plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders’ and Sole Director of Blackboxstocks Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Blackboxstocks Inc. (the “Company”) as of December 31, 2020 and 2019 and the related statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

March 31, 2021

We have served as the Company’s auditor since 2015.

Blackboxstocks Inc.

Balance Sheets

 December 31, 2020 and 2019

	December 31,
	2020	2019
Assets
Current assets:
Cash	$972,825	$21,172
Accounts receivable, net of allowance for doubtful accounts of $68,589 at December 31, 2020 and 2019, respectively	17,990	5,745
Inventory	17,661	-
Total current assets	1,008,476	26,917

Property and equipment:
Office, computer and related equipment, net of depreciation of $46,679 and $39,526 at December 31, 2020 and 2019, respectively	3,772	9,626
Domain name, net of amortization of $15,282 and $9,551 at December 31, 2020 and 2019, respectively	1,910	7,641
Right of use lease, net of amortization of $97,725 and $51,009 at December 31, 2020 and 2019, respectively	62,348	109,064
Total property and equipment	68,030	126,331

Long term assets:
Advances receivable, related parties (Note 5)	-	9,823
Prepaid expenses	44,643	80,868
Prepaid expenses, related party (Note 5)	36,700	36,700
Total long term assets	81,343	127,391

Total Assets	$1,157,849	$280,639

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$352,545	$632,287
Accrued interest	10,425	42,566
Accrued interest, related party	-	16,680
Unearned subscriptions	1,016,157	189,007
Lease liability right of use, current	40,473	46,124
Other liabilities	180,000	180,000
Senior secured note payable, current	10,000	-
Convertible notes payable, net of discount of $194,267 and $13,859 at December 31, 2020 and 2019, respectively (Note 6)	257,150	593,891
Notes payable, net of note discount of $0 and $38,294 at December 31, 2020 and 2019, respectively (Note 6)	131,605	218,138
Notes payable, related party (Note 6)	859	228,000
Derivative liability	-	1,405,530
Total current liabilities	1,999,214	3,552,223

Long term liabilities:
Senior secured note payable, long term, net of debt issuance costs of $99,852 at December 31, 2020	890,148	-
Lease liability right of use, long term	26,241	66,715
Total long term liabilities	916,389	66,715

Commitments and contingencies (Note 8)

Stockholders' Deficit:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2020 and 2019, respectively	-	-
Series A Convertible Preferred Stock, $0.001 par value, 5,000,000 shares authorized; 5,000,000 issued and outstanding at December 31, 2020 and 2019, respectively	5,000	5,000
Common stock, $0.001 par value, 100,000,000 shares authorized: 8,410,386 and 7,908,231 issued and outstanding at December 31, 2020 and 2019, respectively	8,410	7,908
Common stock, subscribed	12,500	35,060
Additional paid in capital	5,401,154	3,443,640
Accumulated deficit	(7,184,818)	(6,829,907)
Total Stockholders' Deficit	(1,757,754)	(3,338,299)

Total Liabilities and Stockholders' Deficit	$1,157,849	$280,639

The accompanying footnotes are an integral part of these financial statements.

Blackboxstocks Inc.

 Statements of Operations

For the years ended December 31, 2020 and 2019

	December 31,
	2020	2019
Revenue:
Subscriptions	$3,340,983	$1,037,778
Other revenues	23,850	24,795
Merchandise sales	2,730	-
Total revenues	3,367,563	1,062,573

Cost of revenues	1,201,320	695,076

Gross margin	2,166,243	367,497

Operating expenses:
Software development costs	94,221	51,149
Selling, general and administrative	1,766,130	1,041,769
Advertising and marketing	705,706	261,470
Depreciation and amortization	12,884	18,142
Total operating expenses	2,578,941	1,372,530

Operating loss	(412,698)	(1,005,033)

Interest expense	174,083	65,090
Convertible note financing	500,469	1,240,347
Loss (gain) on derivative liability	(1,155,718)	83,766
Default expense	24,750	57,750
Amortization of debt discount	398,629	531,452

Loss before income taxes	(354,911)	(2,983,438)

Income taxes	-	-

Net loss	$(354,911)	$(2,983,438)

Weighted average number of common shares outstanding - basic	8,074,164	7,749,695

Net loss per share - basic	$(0.04)	$(0.38)

The accompanying footnotes are an integral part of these financial statements.

Blackboxstocks Inc.

 Statement of Stockholders' Deficit

For the years ended December 31, 2020 and 2019

	Series A Preferred Stock		Preferred Stock		Common Stock		Common Stock	Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Subscribed	Capital	Deficit	Total

Balance at December 31, 2018	5,000,000	$5,000	-	$-	7,678,047	$7,678	$144,060	$2,543,264	$(3,846,469)	$(1,146,467)

Issuance of shares for cash	-	-	-	-	216,354	216	(109,000)	430,081	-	321,297

Issuance of shares in settlement of accrued expenses	-	-	-	-	13,830	14	-	127,986	-	128,000

Imputed discount on convertible notes payable (Note 6)	-	-	-	-	-	-	-	342,309	-	342,309

Net loss	-	-	-	-	-	-	-	-	(2,983,438)	(2,983,438)

Balance at December 31, 2019	5,000,000	$5,000	-	-	7,908,231	$7,908	$35,060	$3,443,640	$(6,829,907)	$(3,338,299)

Issuance of shares for cash, net of fees	-	-	-	-	346,533	347	-	430,195	-	430,542

Subscription of shares cancelled	-	-	-	-	-	-	(22,560)	-	-	(22,560)

Issuance of shares pursuant to convertible note payables	-	-	-	-	51,283	51	-	145,472	-	145,523

Issuance of shares in settlement of expenses	-	-	-	-	56,339	56	-	112,294	-	112,350

Issuance of shares in exchange for services	-	-	-	-	48,000	48	-	93,552	-	93,600

Convertible note forbearance extinguishment of derivative liability	-	-	-	-	-	-	-	522,065	-	522,065

Warrants issued for amendment of convertible notes payable	-	-	-	-	-	-	-	653,936	-	653,936

Net loss	-	-	-	-	-	-	-	-	(354,911)	(354,911)

Balance at December 31, 2020	5,000,000	$5,000	-	-	8,410,386	$8,410	$12,500	$5,401,154	$(7,184,818)	$(1,757,754)

The accompanying footnotes are an integral part of these financial statements.

Blackboxstocks Inc.

 Statements of Cash Flows

For the years ended December 31, 2020 and 2019

	December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(354,911)	$(2,983,438)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	12,884	18,142
Amortization of note discount	398,629	531,452
Shares issued in settlement of financing costs	105,850	-
Shares issued in settlement of services	100,100	-
Expenses paid by lender	6,030	27,385
Convertible note financing	500,469	1,240,347
Change in fair value of derivative liability	(1,155,718)	83,766
Convertible note default expense	24,750	57,750
Financing cost	-	26,396
Right of use lease expense	591	-
Changes in operating assets and liabilities:
Accounts receivable	(12,245)	(2,026)
Inventory	(17,661)	-
Prepaid expenses	36,225	26,778
Accounts payable	(279,742)	107,151
Accrued interest	(32,141)	41,732
Accrued interest, related party	(16,680)	14,600
Unearned subscriptions	827,150	98,973
Net cash provided by (used in) operating activities	143,580	(710,992)

Cash flows from investing activities
Cash repayments from related parties	9,823	-
Purchases of property and equipment	(1,299)	(1,587)
Net cash provided by (used in) investing activities	8,524	(1,587)

Cash flows from financing activities
Common stock issued for cash	430,542	321,297
Common stock subscribed	(22,560)	-
Proceeds from issuance of notes payable	1,127,100	251,455
Debt issuance costs	(99,852)	-
Proceeds from issuance of convertible notes payable	100,000	473,725
Proceeds from Payroll Protection Program Loan	130,200	-
Principal payments on notes payable	(457,657)	(294,522)
Principal payments on convertible notes payable	(181,083)	-
Principal payments on notes payable, related parties	(227,141)	-
Cash advances from related parties	-	109,342
Cash repayments to related parties	-	(155,547)
Net cash provided by financing activities	799,549	705,750

Net increase (decrease) in cash	951,653	(6,829)

Cash - beginning of year	21,172	28,001
Cash - end of year	$972,825	$21,172

Supplemental disclosures
Interest paid	$186,516	$2,000
Income taxes paid	$-	$-
Non-cash investing and financing activities:
Repayment of note in exchange for note payable	$(39,370)	$-
Common stock issued in settlement of accrued expenses	$-	$128,000
Common stock issued in settlement of convertible notes payable	$100,000	$-
Lease, right of use and liability	$-	$160,073
Discount on notes payable	$69,500	$-
Discount on convertible notes payable	$-	$342,309
Debt discount on convertible notes payable	$-	$131,417
Financing costs on funding agreements	$-	$84,445
Repayment of note payable, related party in exchange for advances	$2,933	$-
Issuance of warrants for forbearance agreements	$371,243	$-

The accompanying footnotes are an integral part of these financial statements.

BLACKBOXSTOCKS INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

1. ORGANIZATION

Blackboxstocks Inc. (the “Company”) was incorporated on October 4, 2011 under the laws of the State of Nevada under the name SMSA Ballinger Acquisition Corp. to effect the reincorporation of Senior Management Services of Heritage Oaks at Ballinger, Inc., a Texas corporation, mandated by a Plan of Reorganization confirmed by the United States Bankruptcy Court for the Northern District of Texas for reorganization under Chapter 11 of the United States Bankruptcy Code.

The Company changed its name to Blackboxstocks, Inc. and began operating as a financial technology and social media platform in March 2016. The platform offers real-time proprietary analytics and news for stock and options traders of all levels. The Company believes its web-based software employs “predictive technology” enhanced by artificial intelligence to find volatility and unusual market activity that may result in the rapid change in the price of a stock or option. The software continuously scans the NASDAQ, New York Stock Exchange, CBOE, and other options markets, analyzing over 8,000 stocks and up to 1,000,000 options contracts multiple times per second. The Company also provides users with a fully interactive social media platform that is integrated into our dashboard, enabling users to exchange information and ideas quickly and efficiently through a common network. Recently, the Company also introduced a live audio/video feature that allows members to broadcast on their own channels to share trade strategies and market insight within the community. The platform was initially made available to subscribers in September 2016. Subscriptions for the use of the platform are sold on a monthly and/or annual subscription basis to individual consumers through the Company website at http://www.blackboxstocks.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

The accompanying financial statements have been prepared in assumption of the continuation of the Company as a going concern, which is dependent upon the Company's ability to obtain sufficient financing or establish itself as a profitable business. At December 31, 2020 and 2019, the Company had an accumulated deficit of $7,184,818 and $6,829,907, respectively, and for the years ended December 31, 2020 and 2019 the Company incurred net losses of $354,911and $2,983,438, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. As discussed in Note 6, the Company executed a Loan Agreement with certain lenders (the “Lenders”) and FVP Servicing LLC, (“FVP”), as agent for the Lenders in connection with the issuance of a Note in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022. Simultaneously, with the execution of the Loan Agreement, the Company repaid an existing secured note payable in the amount of $100,000 along with accrued interest, and certain outstanding trade payables in the amount of $133,880. In addition, the Company granted the Lender a security interest in substantially all of its assets. As a result of this financing and the cash flows from operations, the Company had a cash balance of $972,825 at December 31, 2020. Management believes that this will be sufficient to fund its operations and service its debt for the next twelve months. In addition, management may continue to raise additional debt or equity capital in order to improve liquidity or finance more aggressive growth or development. There can be no assurance that the Company will be able to raise additional capital or on what terms.

The financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Use of Estimates. The Company’s financial statement preparation requires that management make estimates and assumptions which affect the reporting of assets and liabilities and the related disclosure of contingent assets and liabilities in order to report these financial statements in conformity with GAAP.  Actual results could differ from those estimates.

Cash. Cash includes all highly liquid investments that are readily convertible to known amounts of cash and have original maturities at the date of purchase of three months or less.

Fair Value of Financial Instruments. The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Derivative Financial Instruments. FASB ASC Topic 820, Fair Value Measurement requires bifurcation of certain embedded derivative instruments, and measurement at their fair value for accounting purposes. A holder redemption feature embedded in the Company’s notes payable requires bifurcation from its host instrument and is accounted for as a freestanding derivative.

Recently Issued Accounting Pronouncements. During the years ended December 31, 2020 and 2019 there were several new accounting pronouncements issued by the FASB. Each of the other pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company’s financial statements.

Property and Equipment. The Company’s property and equipment is being depreciated on the straight-line basis over an estimated useful life of three years.

Income Taxes. The Company will recognize deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Management evaluates the probability of the realization of its deferred income tax assets.  Management determined that because the Company has not yet generated taxable income, it is unlikely that a tax benefit will be realized from these operating loss carry forwards.    Accordingly, the deferred income tax asset is offset by a full valuation allowance.

In accordance with ASC Topic 740, Income Taxes, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be capable of withstanding examination by the taxing authorities based on the technical merits of the position. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Earnings or (Loss) Per Share. Basic earnings per share (or loss per share), is computed by dividing the earnings (loss) for the period by the weighted average number of common stock shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of securities by including other potentially issuable shares of common stock, including shares issuable upon conversion of convertible securities or exercise of outstanding stock options and warrants, in the weighted average number of common shares outstanding for the period.  Therefore, because including shares issuable upon conversion of convertible securities and/or exercise of outstanding options and warrants would have an anti-dilutive effect on the loss per share, only the basic earnings (loss) per share is reported in the accompanying financial statements for period of loss.

Share-Based Payment. Under ASC Topic 718, Compensation - Stock Compensation, all share based payments to employees, including share option grants, are to be recognized in the statement of operations based on their fair values. No share-based payments were issued for the years ended December 31, 2020 and 2019.

Revenue Recognition. Revenue is recognized from the sale of subscriptions for the use of the Blackbox System web application, on a monthly or annual basis. Revenue generally is recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities. The performance obligation by the Company is in exchange for the monthly subscription fee, the subscriber is allowed access to the Blackbox System on the website for the calendar month. Revenue related to annual subscriptions is recognized each month with unearned subscriptions reflected as a current liability.

Other Liabilities. The Company planned the development of a future product, a complimentary platform to share its IP protocol with the current Blackbox System on a subscription basis. The future product was not developed and launched. The Company received advance payments from a new subscriber group in anticipation of the development of this future product and the amounts were deferred and in the first quarter 2021 the subscribers agreed to terminate those agreements. As of December 31, 2020, the Company has received $180,000 from this future subscriber group.

Software Development Costs. Blackboxstocks is engaged in the development of its proprietary Blackbox System technology, a proprietary algorithm driven system, through a combination of in-house system analysts and outside contractors. Under the guidelines of ASC Topic 985, Software, the cost of the Company’s Blackbox System was expensed during development and the Blackbox System software for use in the United States, reached technical feasibility in August 2016, became marketable and was made available to subscribers beginning September 1, 2016. Subsequent to that time, in accordance with ASC Topic 985 these costs are expensed.

Prepaid Expenses. Prepaid expenses are current assets created when the Company makes payments or incurs an obligation for expenses identified for a future period. These amounts are charged to expense as the services are provided.

Contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed. Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Reclassification. Affiliate referral expenses totaling $121,227 for the year ended December 31, 2019 have been reclassed from cost of revenues to advertising and marketing expense on the statement of operations. Also data feed expenses in the aggregate of $79,691 have been reclassed from software development costs as of December 31, 2019 to cost of revenue.

3.   STOCKHOLDERS’ DEFICIT

The Company has authorized 10,000,000 shares of preferred stock at $0.001 par value, 5,000,000 of which are designated as “Series A Convertible Preferred Stock” at $0.001 par value and 100,000,000 authorized shares of common stock at $0.001 par value (“Common Stock”).

Shares of Series A Convertible Preferred Stock do not accumulate dividends, have no liquidation preferences and are convertible into shares of Common Stock on a one-for-one basis. Additionally, each share entitles the holder to 100 votes and, with respect to dividend and liquidation rights, the shares rank pari passu with the Company’s Common Stock. All shares are held by Gust C. Kepler, Director, Chief Executive Officer, President and Chief Financial Officer (“Mr. Kepler”).

On January 28, 2020 the Company issued 50,000 shares of its Common Stock at a value of $2.00 to a third party in conjunction with the financing arrangement executed on January 27, 2020 (Note 6).

On July 6, 2020, warrants to purchase 115,385 shares of Common Stock, issued in conjunction with Amended Convertible Promissory Notes, as described in Note 6, were exercised at $0.01 per share for aggregate cash consideration of $1,154.

On August 28, 2020 the Company issued 3,334 shares of its Common Stock at a value of $1.95 per share to a third party in settlement of services provided for marketing and advertising.

During the year ended December 31, 2020 the Company issued 48,000 shares of its Common Stock at a value of $1.95 per share to a third party in conjunction with a consulting services agreement (Note 8).

During the year ended December 31, 2020 the Company sold 70,514 shares of Common Stock and Warrants, exercisable for a period of 5 years, to purchase 35,259 shares of Common Stock at an exercise price of $1.95 per share, to third parties for aggregate consideration of $137,501.

During the year ended December 31, 2020 the Company sold 160,634 shares of Common Stock to third parties for $313,236 less equity placement fees of $21,349.

During the year ended December 31, 2020 holders of convertible promissory notes with an aggregate face value of $100,000 and a related derivative liability of $45,523, elected to convert the notes into 51,283 shares of the Company’s Common Stock.

On October 7, 2020 the Company repaid $35,060 to a third party to cancel a previous unexecuted subscription for 35,200 shares of Common Stock dated May 24, 2018, which shares were not issued.

4. WARRANTS TO PURCHASE COMMON STOCK

Costs attributable to the issuance of stock options and share purchase warrants are measured at fair value at the date of issuance and offset with a corresponding increase in ‘Additional Paid in Capital’ at the time of issuance. The fair value cost is computed utilizing the Black-Scholes model and assuming volatility based on U.S. Treasury yield rates for a similar period. The cost of these warrants was not recognized in the financial statements because they were granted in connection with raising capital for the Company. When the options or warrants are exercised, the receipt of consideration will be reported as an increase in stockholders’ equity.

Concurrently with the execution of certain securities purchase agreements, the Company issued warrants to purchase Common Stock. Each warrant is exercisable for a period of five years from the date of the securities purchase agreement at an exercise price of $1.95 per share (Note 3). The fair value cost at the date of issuance of these warrants was $639,194.

In conjunction with the issuance of convertible notes payable as described in Note 6, a warrant for the purchase of up to 115,385 shares of common Stock exercisable for a one-year period was issued at an exercise price of $0.01 per share and another warrant for the purchase of up to 360,000 shares of Common Stock exercisable for a five-year period was issued at an exercise price of $1.00 per share. During the year ended December 31, 2020, the warrants for the purchase of 115,385 shares of Common Stock were exercised at $0.01 and as of  December 31, 2020, there are warrants for the purchase of up to 476,348 shares of Common Stock outstanding.

	Number of Shares	Exercise Price			Weighted Average Remaining Life (in years)
Warrants as of December 31, 2018	-		-
Issued during 2019	84,295		$1.95
Warrants as of December 31, 2019	84,295	$0.01	-	1.95	4.53
Issued during 2020	510,644		$1.95
Exercised during 2020	(115,385)		$0.01
Warrants as of December 31, 2020	479,554		$0.97		9.05

5.  RELATED PARTY TRANSACTIONS

As of January 1, 2020, the Company was owed $9,823 from Gust C. Kepler. During the year ended December 31, 2020 Mr. Kepler repaid the advance.

During the year ended December 31, 2019 the Company advanced $1,500 to its VP/Director of Operations and the balance remains outstanding, is unsecured and bears no interest.

During the years ended December 31, 2020 and 2019, the Company engaged the services of EDM Operators, (“EDM”), whose two stockholders are Company stockholders. During the years ended December 31, 2020 and 2019, EDM was paid $40,200 and $13,500 for services, respectively.

G2 International, Inc. (“G2”), which does business as IPA Tech Group (“IPA”), is a company wholly owned by Gust C. Kepler, a Director, President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and the Company’s controlling stockholder. As of December 31, 2020 and 2019, the Company had a prepaid balance of $36,700 for public relations and marketing services with G2/IPA. These funds are reserved in anticipation of a future campaign to move the Company’s stock to listing on a national exchange.

6. DEBT

A summary of the Company’s debt at December 31, 2020 and December 31, 2019, by counterparty, is as follows:

	Balance
Loan Description	12/31/2020	12/31/2019

$1,000,000 12% Senior secured note due November 12 2022	$1,000,000	$-
$200,000 Senior secured note bearing interest at 12% per annum due November 18, 2018 guaranteed by Mr. Kepler	-	100,000
$170,000 Quasi-factoring financing with daily payments of $292-1035 maturing June -August 18, 2020	-	152,013

$130,200 loan bearing interest at 1% per annum maturing May 1, 2022 issued under the Payroll Protection Program	130,200	-
$120,000 Related party note payable bearing interest at 12% per annum due May 1, 2024	-	120,000
$108,000 Related party note payable due November 30, 2020	859	108,000
$385,000 8% convertible note payable due July 2021	318,012	442,750
$165,000 8% convertible note payable due July 2021	133,405	165,000
Miscellaneous equipment loans	1,405	4,419
	1,583,881	1,092,182
Less unamortized discount and debt issuance costs	(294,119)	(52,153)
Total notes payable	$1,289,762	$1,040,029

Current portion of long-term debt	399,614	1,040,029
Long-term portion	$890,148	$0

Notes Payable

On August 8, 2018 a third party advanced $200,000 to the Company in exchange for a secured promissory note, bearing interest at the rate of 12% per annum with a maturity date of November 20, 2018. The note is secured by a Security Agreement providing for a continuing lien and first priority security interest in the assets of the Company and by a personal Guaranty Agreement with Gust Kepler, a Director, President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and the Company’s controlling stockholder. On December 6, 2018, Mr. Kepler made a payment on the note in the amount of $100,000 plus accrued interest of $8,000 for an aggregate of $108,000. This note was repaid on November 12, 2020.

On September 13, 2019 a third party advanced $90,000 to the Company in exchange for quasi-factoring financing arrangements to be repaid in daily installments of $490, through August 18, 2020. The related note discount of $27,000 was amortized as interest expense over the term of the agreement.

In October 2019 third parties advanced $80,000 to the Company in exchange for quasi-factoring financing arrangements to be repaid in daily installments of $761 through June 2020. Approximately $39,000 of this funding was settled with proceeds of the January 27, 2020 financing described in a later paragraph. The related note discount of $31,600 was amortized as interest expense over the term of the agreement.

During the year ended December 31, 2020 the Company entered into quasi-factoring financing arrangements in the amounts of $35,000 and $207,000 that were repaid in daily installments. The related discounts of $12,500 and $57,000 were amortized as interest expense over the term of the agreements and were fully repaid during the year ended December 31, 2020.

On May 1, 2020, pursuant to the Paycheck Protection Program under the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) the Company was awarded a loan of $130,200. The loan carries an interest rate of 1% and matures on May 1, 2022. The Company may apply for loan forgiveness following SBA guidelines and a portion or all of the loan may be forgiven.

On November 12, 2020, the Company executed a Loan Agreement with certain Lenders (“the Lenders”) and FVP Servicing LLC, as agent for the Lenders in connection with the issuance of a Note in the amount of $1,000,000 bearing interest at 12% per annum with an initial maturity of November 12, 2022. Simultaneously, with the execution of the Loan Agreement, the Company also entered into an agreement with an affiliate of FVP to provide certain credit and debit card processing services for the Company, which services will continue for a period of one year after the loan is repaid and contains a right of first refusal to continue to provide such services in the future subject to certain limitations. Mr. Kepler executed a guaranty in favor of FVP in connection with the loan. Proceeds from the loan were used to repay the existing senior secured loan balance of $100,000 along with accrued interest, certain outstanding trade payables in the amount of $133,880 and for general working capital purposes. In addition, the Company granted the Lender a security interest in substantially all of its assets.

Notes Payable, related party

On November 9, 2018, Mr. Kepler, advanced $120,000 to the Company in exchange for a promissory note bearing interest at 12% per annum for a ninety-day period, maturing on January 28, 2019. On November 17, 2020 the note and accrued interest of $29,680 was paid in full.

On December 6, 2018, Mr. Kepler, advanced $108,000 to the Company for payment to a third party note holder in exchange for an unsecured promissory note. During the year ended December 31, 2020, the Company repaid $107,141 in principal, reducing the balance due as of December 31, 2020 to $859.

Convertible Notes Payable

On May 21, 2019, the Company issued an 8% Fixed Convertible Promissory Note payable to a third party with a face value of $385,000, which included an original issue discount of 10% on the investment amount. On July 17, 2019, the Company issued another 8% Fixed Convertible Promissory Note with a face value of $165,000 which also included am original discount of 10% on the investment amount. The two notes contain substantially identical terms. The Company recorded the value of the notes’ conversion feature in the amount of $342,308 at inception. The Company defaulted on the notes and recorded default fees of $57,750 and $24,750 for the years ended December 31, 2019 and 2020, respectively, which amounts were added to the principal balance.

On July 10, 2020, the Company entered into Forbearance and Note Settlement Agreements (“Agreements”) with the holders of the 8% Fixed Convertible Promissory Notes agreeing to take no further action to avail themselves of the remedies of default defined in the Notes. The Agreements stipulated that the Company remit payment of all accrued interest and principal outstanding beginning on July 20, 2020 for thirteen agreed upon payments and until the note is repaid in full. Upon execution of these Agreements, effectively extinguishing the above-described notes, the Company recognized a cancellation of the derivative liability previously related to the conversion feature of $522,065. As additional consideration for the Agreements, the holders were issued warrants to purchase up to 360,000 shares of the Company’s Common Stock at a price of $1.00 per share, exercisable beginning January 10, 2021 and expiring on July 10, 2025. The fair value of the warrants at the date of issuance was $371,243, and was reflected in paid in capital and the related debt discount is being amortized over the term of the Agreements.

On March 23, 2020 third parties advanced $75,000 and $25,000 to the Company in exchange for Convertible Promissory Notes, bearing interest at 52% per annum to be paid monthly in arrears beginning April 30, 2020, secured by the Company’s assets, with rights to convert into the Company’s Common Stock at $0.60, and maturing on March 25, 2021. On June 23, 2020 the Company amended the notes changing the provision for conversion into the Company’s Common Stock from $0.60 to $1.95. Additional consideration for the amended and restated notes included the issuance of warrants for the purchase of up to 115,385 shares of common stock at a price of $0.01. On July 6, 2020 the holders exercised their warrants. On November 12, 2020 the holders of these notes elected to convert the obligations in the aggregate principal amount of $100,000 into 51,282 shares of Common Stock.

7. DERIVATIVE LIABILITIES

During the year ended December 31, 2020, notes payable in the principal amount of $100,000 were issued as convertible debt and qualified as derivative liabilities and were retired. As of December 31, 2019, the aggregate fair value of the outstanding derivative liability for notes issued during 2019 using the Black-Scholes option pricing model used the following key assumptions:

Volatility	356.33%
Risk-free interest rate	1.52%
Expected dividends	-
Expected term (in years)	.5

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following three levels of inputs may be used to measure fair value:

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2 inputs utilize other-than-quoted prices that are observable, either directly or indirectly and include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals; and

Level 3 inputs are unobservable and are typically based on our own assumptions, including situations where there is little, if any, market activity.

The following table presents the Company’s liabilities that were measured and recognized at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3
Balance January 1, 2019	-	-	-
Additions	-	-	$1,321,764
Change in Fair Value	-	-	83,766
Balance at December 31, 2019	$-	$-	$1,405,530
Additions	-	-	317,776
Amendments	-	-	(224,066)
Retirements	-	-	(567,588)
Change in Fair Value	-	-	(931,652)
Balance at December 31, 2020	$-	$-	$-

8. COMMITMENTS AND CONTINGENCIES

On August 28, 2017, the Company acquired and was assigned all right, title and interest in an office lease with Teachers Insurance and Annuity Association of America for approximately 1,502 square feet of office space at 5430 LBJ Freeway, Dallas, Texas. On September 19, 2017 the Company amended the lease to expand its space by approximately 336 square feet for a total of 1,838 square feet and extended the expiration date to September 30, 2022. On January 1, 2019 the Company adopted ASC 842 requiring this lease to be recorded as an asset and corresponding liability on its balance sheet. The Company records rent expense associated with this lease on the straight-line basis in conjunction with the terms of the underlying lease. During the years ended December 31, 2020 and 2019 we incurred $59,597 and $54,631, respectively, in office rental expense. Future minimum rental payments under the extended lease for years ending December 31, are:

2021	61,800
2022	46,863

On August 11, 2020 the Company entered into a letter agreement with Winspear Investments, LLC (“Winspear”), pursuant to which the Company retained Winspear to provide strategic advisory services for financial and business matters. The agreement provides for a minimum three-month term and that Winspear would be compensated with the grant of 20,000 shares of the Company’s common stock at inception and an additional 5,000 shares per month for the initial term. In the event Winspear continues to provide services, Winspear shall be compensated an additional grant of 3,000 shares per month for a total of twelve-months and such grants shall not exceed an aggregate issuance of 71,000 shares. The agreement also provides that Winspear shall be granted 80,000 shares if the Company achieves a listing with NASDAQ. The total shares issuable under the agreement shall not be less than a minimum of 35,000 and not exceed a maximum of 151,000 shares. As of December 31. 2020 48,000 common shares have been issued.

The Company is not currently a defendant in any material litigation or any threatened litigation that could have a material effect on the Company’s financial statements.

9. INCOME TAXES

The Company has established deferred tax assets and liabilities for the recognition of future deductions or taxable amounts and operating loss carry forwards. Deferred federal income tax expense or benefit is recognized as a result of the change in the deferred tax asset or liability during the year using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amounts that will more likely than not be realized.

During the years ended December 31, 2020 and 2019, a reconciliation of income tax expense at the statutory rate of 21 % to income tax expense at the Company’s effective tax rate is as follows:

	2020	2019
Income tax benefit at statutory rate	$75,000	$627,000
Permanent differences	233,000	(21,000)
Change in valuation allowance	(308,000)	(606,000)
Provision for federal income taxes	$-	$-

At December 31, 2020, the Company had approximately $5,551,000, of unused net operating loss carry forwards. Unused net operating loss carry forwards may provide future tax benefits, although there can be no assurance that these net operating losses will be realized in the future. The tax benefits of these loss carryforward have been fully offset by a valuation allowance. These losses may be used to offset future taxable income and, if not fully utilized, expire in the year 2038.

10. SUBSEQUENT EVENTS

On August 8, 2020 the Company entered into a subscription agreement to sell 12,821 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 6,411 shares of Common Stock at an exercise price of $1.95 per share, to a third party, for aggregate consideration of $25,001. On January 4, 2021 the subscription agreement was amended to sell 6,411 shares of Common Stock and issue the Warrant to purchase 3,206 shares of Common Stock at the same exercise prices as the original agreement, for aggregate consideration of $12,500.

In January 2021 the Company entered into several subscription agreements to sell an aggregate of 43,591 shares of Common Stock at $1.95 per share, to third parties, for aggregate consideration of $85,002.

On January 28, 2021 the Company exchanged a liability of $130,000 for the purchase of a Simple Agreement for Future Tokens for 66,667 shares of Common Stock valued at $1.95 per share and on February 21, 2021 exchanged an additional $50,000 for 25,641 shares of Common Stock under a similar arrangement.

PROSPECTUS

Shares of Common Stock

, 2021

Through and including        (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.          Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee and the Exchange listing fee.

Securities and Exchange Commission registration fee		$2,182.00
Financial Industry Regulatory Authority filing fee		*
Exchange listing fee		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*To be filed via amendment.

Item 14.          Indemnification of Directors and Officers

Nevada Law

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership joint venture, trust, or other enterprise, against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to Nevada Revised Statute 78.138, or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to Nevada Revised Statute 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to above, or in defense of any claim, issue, or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.751 of the Nevada Revised Statutes provides that such indemnification may also include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he shall be ultimately found not to be entitled to indemnification under Section 78.751 of the Nevada Revised Statutes. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee, or agent of the Company or such other entities.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by the Company pursuant to Section 78.752 of the Nevada Revised Statutes may include the following:

(a)  the creation of a trust fund;

(b)  the establishment of a program of self-insurance;

(c)  the securing of its obligations of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)  the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses of indemnification ordered by a court.

Any discretionary indemnification pursuant to Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances. The determination must be made:

(a)  by the stockholders;

(b)  by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding;

(c)  if a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding so orders, by independent legal counsel in a written opinion, or

(d)  if a quorum consisting of directors who were not parties to the action, suit, or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Subsection 7 of Section 78.138 of the Nevada Revised Statutes provides that, subject to certain very limited statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, unless it is proven that the act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The statutory standard of liability established by Section 78.138 controls even if there is a provision in the corporation’s articles of incorporation unless a provision in the corporation’s articles of incorporation provides for greater individual liability.

Charter Provisions and Other Arrangements

Pursuant to the provisions of Nevada Revised Statutes, we have adopted indemnification provisions in our Articles of Incorporation, as amended, with respect to our officers and directors which state that, among other things, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, or who is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding, to the full extent permitted by the Nevada Revised Statutes as such statutes may be amended from time to time.

We also intend to purchase directors and officer’s liability insurance in order to limit our exposure to liability of indemnification of directors and officers.

The form of Underwriting Agreement, to be filed as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.          Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018.

During the year ended December 31, 2018, the Company issued 33,000 shares of Common Stock at a cash price of $1.00 per share for a total of $33,000.

During the year ended December 31, 2019, the Company issued 30,833 shares of Common Stock at a cash price of $3.00 per share for a total of $92,500 and 3,333 shares of Common Stock for an aggregate cash price of $6,500 for subscriptions received during the year ended December 31, 2018.

During the year ended December 31, 2019 the Company issued 3,334 shares of Common Stock for an aggregate cash price of $10,000 for subscriptions received during the year ended December 31, 2018.

On April 10, 2019 the Company sold 51,282 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 33,333 shares of Common Stock at an exercise price of $1.95 per share, to a third party for aggregate consideration of $100,000.

On May 7, 2019 the Company sold 25,641 shares of Common Stock to a third party at a price of $1.95 per share, for aggregate consideration of $50,000.

On May 22, 2019 the Company sold 12,821 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 6,410 shares of Common Stock at an exercise price of $1.95 per share to a third party for aggregate consideration of $25,000.

On June 4, 2019 the Company sold 51,282 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 25,641 shares of Common Stock at an exercise price of $1.95 per share, to a third party for aggregate consideration of $100,000.

On August 29, 2019 the Company sold 12,821 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 6,411 shares of Common Stock at an exercise price of $1.95 per share, to a third party for aggregate consideration of $25,000.

On November 27, 2019 the Company sold 25,000 shares of Common Stock and a Warrant, exercisable for a period of 5 years, to purchase 12,500 of shares of Common Stock at an exercise price of $1.95 per share, to a third party for aggregate consideration of $48,750.

On January 28, 2020 the Company issued 50,000 shares of its Common Stock at a value of $2.00 to a third party in conjunction with the financing arrangement executed on January 27, 2020.

On July 6, 2020, warrants to purchase 115,385 shares of Common Stock, issued in conjunction with Amended Convertible Promissory Notes were exercised at $0.01 per share for aggregate cash consideration of $1,154.

On August 28, 2020 the Company issued 3,334 shares of its Common Stock at a value of $1.95 per share to a third party in settlement of services provided for marketing and advertising.

During the year ended December 31, 2020 the Company issued 48,000 shares of its Common Stock at a value of $1.95 per share to Winspear Investments LLC in conjunction with a consulting services agreement.

During the year ended December 31, 2020 the Company sold 70,514 shares of Common Stock and Warrants, exercisable for a period of 5 years, to purchase 35,259 shares of Common Stock at an exercise price of $1.95 per share, to third parties for aggregate consideration of $137,501.

During the year ended December 31, 2020 the Company sold 160,634 shares of Common Stock to third parties for $313,236.

During the year ended December 31, 2020 holders of convertible promissory notes with an aggregate face value of $100,000 and a related derivative liability of $45,523, elected to convert the notes into 51,283 shares of the Company’s Common Stock.

On January 4, 2021 we sold 12,821 shares of Common Stock at $1.95 per share to a third party for $25,001.

On January 25, 2021 we sold 25,641 shares of Common Stock at $1.95 per share to a third party for $50,000.

On January 28, 2021 we converted previously received payments of $130,000 for the purchase of a Simple Agreement for Future Tokens into 66,667 shares of Common Stock.

On February 3, 2021 we entered into a subscription agreement to sell 5,129 shares of Common Stock at $1.95 per share to a third party for $10,002.

On February 3, 2021 we entered into a subscription agreement to sell 12,821 shares of Common Stock at $1.95 per share to a third party, for $25,001.

On February 8, 2021 we entered into a subscription agreement to sell 5,129 shares of Common Stock at $1.95 per share, to a third party, for $10,002.

On March 11, 2021 we sold 9,231 shares of Common Stock at $1.95 per share to a third party for $18,000.

On March 16, 2021 we converted previously received payments of $50,000 for the purchase of a Simple Agreement for Future Tokens into 25,641 shares of Common Stock.

On June 16, 2021 we issued 11,000 shares of Common Stock valued at $1.95 per share, to Winspear Investments, LLC, in exchange for services.

The securities described above were privately offered and sold in reliance upon exemptions from registration pursuant to Section 4(a)(2) under the Securities Act. We reasonably believed that each of the purchasers of such securities had access to information concerning its operations and financial condition, were acquiring the securities for their own account and not with a view to the distribution thereof, and each investor qualified as an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Furthermore, no "general solicitation" was made by the Company with respect to sale of any of the securities. At the time of their issuance, the securities described above were deemed to be restricted securities for purposes of the Securities Act and the documentation representing the securities bear legends and/or non-transfer provisions to that effect.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit	Description
1.1	Form of Underwriting Agreement*
3.1

Articles of Incorporation of SMSA Ballinger Acquisition Corp. (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form 10-12G filed with the Commission on August 5, 2014).

3.2

Certificate of Designation of Series A Preferred Stock dated December 1, 2015 (incorporated by reference to Exhibit 3.1 of the Company’s Information Statement on Form 8-K filed with the Commission on December 7, 2015).

3.3

Certificate of Amendment to Articles of Incorporation dated effective March 9, 2016 (incorporated by reference to Exhibit 3.9 of the Company’s Annual Report on Form 10-K filed with the Commission on April 14, 2016).

3.4

Certificate of Amendment to Articles of Incorporation dated effective as of July 15, 2019 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 15, 2019).

3.5	Bylaws of SMSA Ballinger Acquisition Corp. (incorporated by reference to Exhibit 3.5 of the Company’s Registration Statement on Form 10-12G filed with the Commission on November 27, 2013).
4.1

Form of 8% Fixed Convertible Promissory Note of Blackboxstocks, Inc. dated May 21, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 28, 2019)

4.2	Form of Warrant for the Purchase Of Common Stock (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 28, 2019)
4.3

Form of 8% Fixed Convertible Promissory Note of Blackboxstocks, Inc. dated July 17, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Commission on July 30, 2019)

4.4

Form of First Amendment to 8% Fixed Convertible Promissory Note of Blackboxstocks, Inc. (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed with the Commission on July 30, 2019)

4.5	Form of Representative’s Warrant*
5.1	Opinion of Winstead PC*
10.1

Sublease Agreement between G2 International, Inc. and Tiger Trade Technologies, Inc. dated July 1, 2015 (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the Commission on April 14, 2016).

10.2

Assignment of Lease dated August 28, 2017 between G2 International, Inc. and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K filed with the Commission on March 29, 2018).

10.3

Second Amendment to Office Lease dated September 19, 2017 between Teachers Insurance and Annuity Association of America and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the Commission on March 29, 2018).

10.4

Second Amendment to Office Lease dated September 19, 2017 between Teachers Insurance and Annuity Association of America and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K filed with the Commission on April 17, 2018).

10.5

Loan Agreement dated November 12, 2020 between FPV Servicing LLC and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2020).

10.9

Note dated November 12, 2020 payable to Feenix Venture Partners Opportunity Fund II LP (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2020).

10.10

Security Agreement dated November 12, 2020 between FPV Servicing LLC and Blackboxstocks, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 16, 2020).

10.11	Letter agreement dated August 11, 2021 between Winspear Investments, LLC and Blackboxstocks, Inc.**
10.12	Blackboxstocks, Inc. 2021 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s Information Statement on Schedule 14C filed on August 11, 2021)
23.1	Consent of Turner, Stone & Company, L.L.P.*
23.2	Consent of Winstead PC (included in Exhibit 5.1)*
24.1	Power of Attorney (included on the signature page to this Registration Statement)*
101.1	Interactive data files pursuant to Rule 405 of Regulation S-T*

* To be filed by amendment.

** Submitted herewith.

Item 17.          Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increases or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(C) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized on ____________, 2021.

BLACKBOXSTOCKS INC.

By:
Gust Kepler
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gust Kepler his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	President, Chief Executive Officer and Director	____________, 2021
Gust Kepler	(Principal Executive Officer)

	Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)	____________, 2021
Robert Winspear

	Director	____________, 2021
Andrew Malloy

	Director	____________, 2021
Ray Balestri

Dalya Sulaiman	Director	____________, 2021